Kirkland's Home

Annual Report 2023



Kirkland's Home

Kirkland's Home Annual Shareholder Letter Fiscal 2023

Dear Fellow Shareholders,

I am incredibly honored to lead this legacy brand that has become a part of so many moments and celebrations in the homes of our customers for more than 50 years. Fiscal 2023 was a transitional year for our company, marked by significant strategic changes aimed at returning to our value heritage and positioning our brand to reignite growth. While macro challenges persisted, we made substantial progress in key areas that have paved the way for stabilization and a return to long-term profitability.

Putting the Customer First and Revitalizing our Product Assortment
Our overarching priority throughout the year was to realign our value proposition and reestablish a deep connection with our core customer. Through revitalized merchandising and marketing strategies, we emphasized faster-turning categories at great value that resonate with today's consumer. This focus and our re-commitment to our "Always Something New" mindset helped to support our efforts to reactivate lapsed customers and reignite their passion for our brand.

Strengthening Our Omnichannel Presence
We aim to deliver an omni-channel experience that meets our customer whenever and wherever she wants to shop. In fiscal 2023, we made nice progress in driving improved traffic and conversion in our brick-and-mortar stores in the latter part of the year, and plan to build on this momentum in the channel going forward while evaluating longer-term opportunities for new store growth. In addition, we have taken steps to enhance our e-commerce experience, including a planned replatforming in fiscal 2025 to provide a modernized, user-friendly experience.

Operational Excellence and Financial Discipline
Throughout the year, we maintained a disciplined approach to operational effectiveness and financial stewardship. We streamlined our supply chain, reduced inventory levels, and optimized labor efficiency within our distribution network, resulting in significant gross margin improvement. Additionally, we implemented strict expense control measures, positioning us to generate positive adjusted EBITDA in fiscal 2024.

Looking Ahead with Confidence
I want to thank Ann Joyce for her guidance and leadership over the past year as our Interim CEO. I am honored to follow her and carry forward her commitment to our customers, associates, and shareholders. As we move forward, our strategic priorities remain focused on delivering curated, on-trend, and seasonally relevant home décor at exceptional value and unlocking the true potential of the Kirkland's Home brand. I look forward to building a strong relationship with all of you. Thank you for your support of our brand.

Sincerely,

Amy

Amy Sullivan
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended February 3, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 000-49885

Kirkland's, Inc.
(Exact name of registrant as specified in its charter)

Tennessee	**62-1287151**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
5310 Maryland Way, Brentwood, TN	**37027**
(Address of principal executive offices)	**(Zip Code)**

(615) 872-4800
Registrant's telephone number, including area code:
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock, no par value per share	**KIRK**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
(None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of July 28, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $30.3 million based on the last sale price of the common stock as reported by The Nasdaq Stock Market.

As of March 18, 2024, there were 12,926,022 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders of Kirkland's, Inc. to be held June 26, 2024, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS
FORM 10-K

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended February 3, 2024 ("Form 10-K") contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this Form 10-K, particularly under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," among others. Forward-looking statements typically are identified by the use of terms such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "seek," "may," "could," "strategy," and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position and our business outlook or state other "forward-looking" information based on currently available information. The factors listed in "Item 1A. Risk Factors" and in the other sections of this Form 10-K provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The terms "Kirkland's," "Kirkland's Home," the "Company," "we," "us," and "our" as used in this Form 10-K refer to Kirkland's, Inc.

PART I

Item 1. *Business*

General

We are a specialty retailer of home décor and furnishings in the United States. As of February 3, 2024, we operated a total of 330 stores in 35 states as well as an e-commerce website, www.kirklands.com, under the Kirkland's Home brand. We were founded in 1966, and our current parent corporation, Kirkland's, Inc., was incorporated in 1981. We provide our customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. This combination of quality and stylish merchandise, value pricing and a stimulating in-store and online environment provides our customers with a unique brand experience.

Business Strategy

Our mission is to make Kirkland's the destination for seasonally relevant home décor, furnishings and gifts. We strive to offer on-trend, curated product assortments at a great value. We are rebalancing our value proposition by moderating the growth in high ticket categories and maximizing our position in value home accents, seasonal décor and gifts at amazing price points to appeal to our core value customer. We are focused on re-engaging our customer base and extending the reach of our brand to new customers. We believe the following four components of our business strategy are key to positioning our brand and our future growth and success.

Customer. We are committed to keeping the voice of the customer at the center of our brand; and we are resetting our brand voice and marketing tactics to acquire, reactivate and retain her.

Merchandise. We are committed to being product obsessed, delivering a unique omni-channel product strategy of curated, on-trend and seasonally relevant home décor at a great price. We will be known for "always something new" to drive demand in each quarter throughout the year.

Omni-channel experience. We will deliver a channel strategy that meets our customers whenever and wherever they want to shop while driving a path to profitable growth in both stores and e-commerce. We are evaluating and reinvesting in our real estate strategy and a modern e-commerce roadmap to drive profitable sales.

Operational efficiency. As a value brand, we are committed to remaining disciplined in our operational effectiveness through supply chain efficiency and performance, technology enablement, and cost containment as we seek to return our brand to profitable growth and deliver sustained long-term value for our shareholders.

Merchandising

Our merchandising strategy is to offer an elevated style at an amazing value. We are passionate about our color and design direction each season, while working with our partners around the globe to develop and source quality home décor, furnishings and gifts. We maintain a strong pricing strategy with affordable prices representing a great value to our customers across all product categories. Our merchant team thoughtfully curates the assortment each season to ensure we maintain a healthy SKU count and a cohesive style point of view.

Daily review of sales and product margin information helps us to maximize the productivity of successful products and categories and minimize the accumulation of slow-moving inventory. We regularly monitor the sell-through of our merchandise; therefore, the number and make-up of our active items is continuously changing based on changes in selling trends. The composition of our merchandise assortment is relatively consistent across our store base with an extended assortment online.

We continually strive to increase the perceived value of Kirkland's products to our customers through our thoughtfully curated assortments and inspirational visual presentations. Our shoppers regularly experience the satisfaction of paying noticeably less for equally well-designed products compared to those sold by other specialty retailers. We use temporary promotions throughout the year featuring specific categories of merchandise along with select coupon discounts. We believe our great style and value-oriented pricing strategy, coupled with an adherence to high quality standards, is an important element in establishing our distinct brand identity and solidifying our connection with our customers.

Our merchandise categories include holiday décor, furniture, textiles, decorative accessories, art, home fragrance, ornamental wall décor, mirrors, housewares, lighting, floral, outdoor and gift. The following table presents the percentage of net sales contributed by our merchandise categories based on our current category structure over the last three fiscal years:

Merchandise Category	% of Net Sales		
	Fiscal 2023	Fiscal 2022	Fiscal 2021
Holiday Décor	20%	19%	19%
Furniture	17	18	15
Textiles	11	11	10
Decorative Accessories	9	7	8
Art	8	8	8
Home Fragrance	7	7	6
Ornamental Wall Décor	6	8	10
Mirrors	6	7	6
Housewares	4	4	5
Lighting	4	4	5
Floral	4	4	4
Outdoor	3	3	3
Gift	1	0	1
Total	100%	100%	100%

Our visual merchandising strategy is continuously evolving to meet the vision of our assortment. We strive to inspire our customers with a mix of inspirational lifestyle settings and impactful key item placement. Our visual merchandising team creates thoughtful, cohesive guides for our stores, utilizing fresh, creative window displays and maximizing the productivity of our fixtures.

Buying and Inventory Management

Our buying team approves the design of all of our products, negotiates with vendors and works with our merchandise planning and allocation team to optimize merchandise quantity and mix by category in our stores and on our website. We purchase merchandise from approximately 180 vendors, with no vendor representing more than 10% of our purchases during fiscal 2023. Approximately 80 core vendors accounted for 90% of our merchandise purchases during fiscal 2023.

Our global sourcing team manages our sourcing strategies, and it has successfully diversified our purchases from primarily Chinese vendors to suppliers in multiple countries. In fiscal 2023 and 2022, direct sourcing accounted for approximately 47% and 49% of our merchandise purchases, respectively. We partner with three sourcing agents that assist with sourcing activities in China, India, Southeast Asia and Europe. Our merchandise comes from numerous foreign and domestic manufacturers and importers. For fiscal 2023, the manufacturing countries of origin for our merchandise receipts were approximately 73% China, 14% India, 8% United States, 3% Vietnam and 2% other countries. Our strategy is to continue to diversify sourcing opportunities and minimize risks to gain competitive advantages through a streamlined process.

Our merchandise planning and allocation team manages inventory levels and the allocation between stores and e-commerce fulfillment locations to maximize sales, sell-through and margin. Our stores are classified internally for assortment purposes based on multiple criteria including sales volume, size, location and historical performance. Although our stores carry similar merchandise, the variety and depth of products in a given store may vary depending on the store's classification. Where applicable, inventory purchases and allocations are also tailored based on regional or demographic differences between stores in selected categories. On our website, we carry a larger selection of merchandise than in our store locations, including online-exclusive items.

Store Operations

Our stores are designed and managed to make shopping an inspiring experience and to maximize sales and operating efficiencies. Stores are strategically arranged to provide for optimal product placement and visual display that can be changed for seasonal product and promotions. Store training is focused on increasing customer design assistance, having a selling mindset and operational efficiency.

Store operations is managed by corporate personnel, two regional directors and 16 district managers, who have responsibility for an average of 21 stores within a geographic district, and store managers. Store managers and assistant managers are responsible for the day-to-day operation of the store, including sales, customer service, merchandise display, talent development and store security. A typical store operates seven days a week with an average of 8 to 15 employees, including a combination of full and part-time employees, depending on the volume of the store and the season. Additional part-time employees are typically hired to assist with the increased traffic and sales volume in the fourth quarter of the calendar year.

Real Estate

Our store strategy emphasizes maintaining our store count, while still exiting under-performing stores and relocating selected stores to better locations. We are prioritizing improvement in overall profitability and developing a future state plan for infrastructure that complements our omni-channel concept and improves the customer experience. Annually, we anticipate a small amount of store closures and limited store openings, as we execute our store strategy over the next several years.

As of February 3, 2024, we operated 330 stores, including 284 "power" strip or "lifestyle" centers, 22 freestanding locations, 12 mall locations and 12 outlet centers.

The following table provides a history of our store openings and closings for the last five fiscal years:

	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Stores open at beginning of period	346	361	373	432	428
New store openings	—	1	4	—	5
Permanent store closings	(16)	(16)	(16)	(59)	(1)
Stores open at end of period	330	346	361	373	432

Distribution and Logistics

We have a comprehensive approach to the management of our merchandise supply chain. We continuously evaluate the impact of our omni-channel strategies on our business, and frequently implement enhancements to our supply chain infrastructure and warehouse management system to support store and e-commerce fulfillment.

Our main retail distribution center in Jackson, Tennessee services approximately 65% of our stores and a third-party operated retail fulfillment facility in Lancaster, Texas services the other 35% of our stores. Our main Jackson, Tennessee retail distribution center also supports our e-commerce fulfillment. In 2023, we closed our North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate our operations. We also have a third-party operated west coast distribution operation, which provides for the improved flow of merchandise through our supply chain network. By virtue of this operation, we gain control of merchandise when it enters the west coast port, which allows us to allocate and distribute inventory directly to any of our retail or e-commerce fulfillment distribution centers.

Our internal warehouse management system provides functionality that supports store and e-commerce fulfillment. In early fiscal 2022, we upgraded our internal warehouse management system related to store fulfillment at our Jackson, Tennessee location.

We currently utilize third-party carriers to transport merchandise from our Jackson, Tennessee and Lancaster, Texas distribution centers to our stores. Almost all of our stores utilize direct, full truckload deliveries, which results in lower distribution costs and allows our field personnel to better schedule store associates for the receiving process.

Information Technology

We invest in our information technology to manage the purchase, pricing and distribution of our merchandise, improve our operating efficiencies and support omni-channel operations. Our key management information systems include a merchandise management system, point-of-sale system, an e-commerce platform, an e-commerce order management system, a warehouse management system, a financial system and a labor management tool. Our merchandise management system provides us with tools to manage aspects of our merchandise assortment and integrates merchandising and inventory management applications, including inventory tracking, purchase order management, inventory allocation and replenishment, sales audit and invoice matching, which interfaces with our warehouse management and financial system.

We continue to evaluate and improve the functionality of our systems to maximize their effectiveness as well as seek out best in class solutions to enhance operational efficiencies. Such efforts include ongoing hardware and software evaluations, and refreshes and upgrades to support optimal software configurations and application performance. We continue to strengthen the security of our information technology and invest in technology to support stores, e-commerce, distribution centers, omni-channel expansion and business intelligence tools. These efforts are directed toward improving business processes, maintaining secure, efficient and stable systems, implementing new features and enabling the continued growth and success of our business.

Marketing

Our brand positioning aligns to the evolution of our product assortment and clearly communicates our value proposition of, "Curated Design, Amazing Value." Our marketing communicates that Kirkland's Home is a shopping destination that offers on trend, quality home merchandise at a value to our customers. We believe that just because customers are practical with their time and money does not mean that their passion for their home does not run deep. Our marketing showcases our products in a casual, surprising and approachable way that is both inspirational and attainable.

Our marketing strategy includes customer retention, as well as new customer acquisition. Our overall marketing efforts encompass various tactics including digital marketing, paid search and social media initiatives. We manage a database of customers and communicate with them via targeted emails featuring new products, marketing events and special offers.

We are focused on improving the customer experience through our loyalty program, K-club, and our private label credit card financing options. Our customer loyalty program rewards customers for shopping with us, as well as interacting with Kirkland's across channels. This interaction allows us to foster stronger and lasting relationships with our customers. The key benefits of this program include points on every purchase to redeem for valuable rewards, birthday surprises and special offers.

Our private label Kirkland's credit card through Wells Fargo offers financing options including "6-months no interest" and "12-months no interest" financing for purchases over $250 and $500, respectively.

Omni-Channel

Our strategy is to meet our customers whenever and wherever they want to shop by creating meaningful content that engages the customer and either converts them online or allows them to pre-shop for an in-store purchase. We are also improving our website platform to provide an engaging shopping experience for our customers. We will do this by developing an endless aisle experience through web marketing, site merchandising tactics and an extended product assortment.

As part of our omni-channel growth strategy, we are focused on improving comparable sales performance both in store and online. We are focused on improving the contribution of our store base, which is an integral part of our omni-channel strategy and supports improved profitability of our e-commerce business as a fulfillment channel.

We have multiple online fulfillment options, including delivery to the customer's home directly from our warehouses or from vendors, ship-to-store and buy online and pickup in-store programs.

Trademarks

All of our stores operate under the names "Kirkland's", "Kirkland's Home", "Kirkland's Home Outlet", "Kirkland's Outlet," and "The Kirkland Collection."

We have registered several trademarks with the United States Patent and Trademark Office on the Principal Register that are used in connection with the Kirkland's stores, including KIRKLAND'S® logo design, KIRKLAND'S®, THE KIRKLAND COLLECTION®, KIRKLAND'S OUTLET®, KIRKLAND'S HOME®, MARKET AND VINE™, SIMPLE THINGS BY KIRKLAND'S®, LOVE THE POSSIBILITIES and LOVE THE PRICE®. These trademarks have historically been important components in our merchandising and marketing strategy. We are not aware of any claims of infringement or other challenges to our right to use our trademarks in the United States.

Competition

The retail market for home furnishings is highly competitive. Accordingly, we compete against a diverse group of retailers, including specialty stores, department stores, discount stores, catalog and internet-based retailers, which sell similar lines of merchandise to those carried by us. Some of our main competitors include HomeGoods, HomeSense, Walmart, World Market, Crate & Barrel, Williams-Sonoma, Inc., Hobby Lobby, At Home, Target, Ebay, Amazon and Wayfair. We believe that the principal competitive factors influencing our business are merchandise selection, price, customer service, visual appeal of our stores and our convenient store locations. We believe we compete effectively with other retailers due to our experience in identifying a curated collection of quality and stylish merchandise, pricing it to be attractive to our target customer, presenting it in a visually appealing manner and providing an engaging shopping experience.

In addition to competing for customers, we compete with other retailers for suitable store locations and qualified management personnel and sales associates. Many of our competitors are larger and have substantially greater financial, marketing and other resources than we do. See "Item 1A. Risk Factors" of this Form 10-K, under the sub-caption "Risks Related to Competition" for further discussion of our competitive environment.

Human Capital

Overview. We employed approximately 900 full-time and 3,200 part-time employees as of February 3, 2024. The number of our employees fluctuates with seasonal needs. We generally experience our highest level of employment during the fourth fiscal quarter. Of our 4,100 employees, approximately 3,750 work at stores, 150 work at our distribution centers and 200 work in corporate support functions. As of February 3, 2024, none of our employees are unionized or covered by a collective bargaining agreement. We believe that we maintain a positive relationship with our employees.

Philosophy and culture. Our goal is to employ a highly engaged, high-performing workforce that is happy and empowered. Our people philosophy is based on creating a workplace culture where all employees feel respected, valued and inspired. We actively engage employees in regular opportunities to feel connected to our goals and the communities in which we operate. We celebrate and prioritize diversity and inclusion and position employees for success with the tools and resources they need to thrive.

Personnel recruitment and training. We believe our continued success is dependent in part on our ability to attract, retain and motivate quality employees. In particular, our success depends on our ability to promote and recruit qualified corporate personnel, distribution center employees, district and store managers and full-time and part-time store employees. District managers are primarily responsible for recruiting new store managers, while store managers are responsible for the hiring and training of store employees. We constantly look for motivated and talented people to promote from within the Company, in addition to recruiting outside of Kirkland's. All store employees are trained utilizing the "K University" training program. Store managers train at a designated "training store" where they work directly with a qualified training store manager. District managers onboard at our corporate office in addition to spending time with designated district manager trainers. Corporate and distribution center employees receive training at their respective locations.

Compensation and benefits. We are committed to providing competitive pay and benefits to our employees. Corporate management, distribution center leadership, regional directors, district managers and store managers are compensated with base pay plus periodic bonuses based on performance. Store and distribution center non-management employees are compensated on an hourly basis in addition to periodic contests and rewards. Many of our employees participate in one of our various bonus incentive programs, which provide the opportunity to receive additional compensation based upon department or Company performance. We also provide our eligible employees the opportunity to participate in a 401(k) retirement savings plan, which includes a 100% Company match of the employee's elective bi-weekly contributions up to 4% of eligible compensation. We share in the cost of health insurance provided to eligible employees, and we offer our employees a discount on merchandise purchased from our stores.

Safety. Employee health and safety is continuously promoted through training and resources across our operations. We develop and administer Company-wide policies to ensure the safety of each employee and compliance with Occupational Safety and Health Administration standards.

Diversity. Our leadership team is comprised of our Chief Executive Officer, Chief Financial Officer, two senior vice presidents and three vice presidents who, collectively, have management responsibility for our business areas including store operations, supply chain, e-commerce, finance, legal, merchandising, human resources, marketing and information technology. Our leadership team places significant focus and attention on matters concerning our human capital assets including their capability development, succession planning and diversity. Accordingly, we regularly review talent development and succession plans for each of our functions, to identify and develop a pipeline of talent to maintain business operations. We are also focused on engaging our existing workforce through policies and programs promoting workplace diversity and inclusion. Currently, the majority of the members of our leadership team are women. We are committed to our continued efforts to promote diversity and foster an inclusive work environment that supports the communities we serve. As part of this commitment, in 2021, we created an employee Diversity Council with cross-organizational representatives who advocate for and monitor our commitment to diversity and inclusion. We have executed training focused on driving inclusion and celebrated events spotlighting inclusion and diversity within our organization. We recruit the best people for the job regardless of race, gender, ethnicity or other protected traits, and it is our policy to fully comply with all laws applicable to discrimination in the workplace.

Environmental, Social and Governance ("ESG")

We have made ESG and diversity and inclusion a priority throughout our organization and the communities we serve. As our business evolves over time, sustainability will continue to increase in significance as we revise and develop our stores and e-commerce operations. However, as we note in "Item 2. Properties" of this Form 10-K, we currently lease all of our properties, so there are limited actions we can take with respect to environmental sustainability issues. Nevertheless, we seek to ensure that all future changes to our stores, including any possible real property acquisitions, are done in a socially and environmentally responsible manner. Our leadership team has worked with our ESG Steering Committee and our Board to develop short-term and long-term ESG strategies. One of our sustainability pledges is to strengthen the local communities in which we operate, and our various corporate giving initiatives have helped elevate our impact on these local communities.

In September 2021, we added an ESG section to our Investor Relations website at www.kirklands.com under "Investor and Media Relations – ESG." The documents and materials published there highlight our ongoing ESG initiatives. The information included in, referenced to, or otherwise accessible through our website, is not incorporated by reference in, or considered to be part of, this Report on Form 10-K or any document unless expressly incorporated by reference therein.

Governmental Regulations

We must comply with various federal, state and local regulations, including regulations relating to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, the environment and taxes. In addition, we must comply with United States customs laws and similar laws of other countries associated with the import of our merchandise. Ensuring our compliance with these various laws and regulations, and keeping abreast of changes to the legal and regulatory landscape present in our industry, requires us to expend considerable resources. For additional information, see Item 1A. Risk Factors under the sub-caption "Risks Related to New Legislation, Regulation, and Litigation."

Seasonality

We have historically experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results. We believe this is the general pattern typical of our segment of the retail industry and expect that this pattern will continue in the future. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of our fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of our net sales, net income and cash flow for the entire fiscal year.

Availability of SEC Reports

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the Securities Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, including Kirkland's, that file electronically with the SEC. The address of that site is http://www.sec.gov.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those documents filed by us with the SEC are available, without charge, on our internet website, www.kirklands.com, as soon as reasonably practicable after they are filed electronically with the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Information about our Executive Officers

The following list describes our executive officers including their name, age and principal occupations and employment during at least the past five years:

Amy E. Sullivan, 45, was promoted to President, Chief Executive Officer and Director in February 2024. Prior to her appointment, Mrs. Sullivan has served as the Company's President and Chief Operating Officer since April 2023, and as the Company's Senior Vice President and Chief Merchandising and Stores Officer for Kirkland's since February 2022. Prior to her appointment to Chief Merchandising and Stores Officer, Mrs. Sullivan served as Vice President of Merchandising from October 2021 to January 2022 and Divisional Merchandising Manager from March 2012 to October 2021. Prior to joining Kirkland's, Mrs. Sullivan held several merchandising leadership roles in the fashion industry at Lane Bryant, Lands' End, Express, Kohl's and JCPenney.

W. Michael Madden, 54, has been Executive Vice President and Chief Financial Officer of Kirkland's since August 2022. Prior to joining Kirkland's, Mr. Madden served as Chief Financial Officer at Priam Properties, a private real estate investment firm. Prior to his role at Priam Properties, Mr. Madden spent over 18 years serving Kirkland's Home in various senior leadership and executive roles, where he was responsible for leading many notable initiatives and acquired extensive knowledge of all aspects of the Company's business.

Ann E. Joyce, 59, was an Executive Consultant for the Company in February 2024, and prior to her time as Executive Consultant, Ms. Joyce was Interim CEO for the Company since May 2023 and Executive Consultant for the Company since April 2023. Ms. Joyce joined the Board of Directors of the Company in June 2021. Ms. Joyce founded MindShare Associates LLC in early 2021 and serves as its President. Ms. Joyce served as Chief Operations Officer and Chief Information Officer of Chico's FAS, Inc., a publicly traded clothing retailer, positions she held from 2015 until May 2020. Prior to joining Chico's, Ms. Joyce served as Senior Vice President and Chief Information Officer of Aeropostale, a retailer of casual youth apparel and accessories, from 2003 to 2015. Before her time with Aeropostale, Ms. Joyce was the Vice President of Global Applications for Polo Ralph Lauren and prior to that she was Director of Strategic Systems for Garan, Inc., a privately-owned manufacturer of casual clothing.

No family relationships exist among any of the above-listed executive officers, and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. All executive officers are elected to hold office for one year or until their successors are elected and qualified.

Item 1A. *Risk Factors*

Investing in our common stock involves risk. You should carefully consider the risks described below and the other information contained in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. These risks are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can provide no assurance and make no representation that our risk mitigation efforts, although we believe they are reasonable, will be successful.

Risks Related to Liquidity

Insufficient cash flows from operations could result in the substantial utilization of our secured revolving credit facility and our term loan credit agreement, or similar financing, which may limit our ability to conduct certain activities.

We are dependent upon generating sufficient cash flows from operations to fund our obligations and strategic investments. We maintain a secured revolving credit facility and a term loan credit agreement to enable us to acquire merchandise, to fund working capital requirements and to support standby letters of credit. Borrowings under the secured revolving credit facility and term loan credit agreement are subject to a borrowing base calculation consisting of a percentage of certain of our eligible assets and are subject to advance rates and commercially reasonable reserves. Substantial utilization of the available borrowing base will result in various restrictions, including restrictions on the ability to repurchase our common stock or pay dividends and an increase in the lender's control over the Company's cash accounts. Our revolving credit facility and term loan credit agreement contain a number of affirmative and restrictive covenants that may also limit our actions. Continued negative cash flows from operations could result in increased borrowings under our revolving credit facility and term loan credit agreement to fund operational needs, increased utilization of letters of credit and greater dependence on the availability of the revolving credit facility and term loan credit agreement. These actions could result in us being subject to increased restrictions, incurring increased interest expense and increasing our leverage. See "Item 8. Financial Statements and Supplementary Data – Note 4 – Credit Agreements" for additional discussion.

We could be required to refinance our debt before it matures and there is no assurance that we will be able to refinance our debt on acceptable terms.

Our ability to refinance each of our agreements governing our indebtedness on acceptable terms will be dependent upon a number of factors, including our degree of leverage, the value of our assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time we refinance. Rising interest rates may make future refinancing more difficult to obtain on favorable terms. In addition, although we have previously been successful in negotiating amendments to our revolving credit agreement and in securing our new term loan, we may be unsuccessful in negotiating any further amendments or modifications to the agreements governing our indebtedness as we may deem necessary. To the extent we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms or defaulting and allowing our lenders to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, repay or refinance our debt and any future debt we may incur, and to fund planned capital expenditures will depend largely upon our future operating performance and our ability to generate cash from operations. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt and other obligations will depend on the satisfaction of the covenants and financial ratios in our secured revolving credit facility and our other debt agreements, including other agreements we may enter into in the future. Our business may not generate sufficient cash flow from operations, or we may not have future borrowings available to us under our credit facility or from other sources in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

If we do not generate sufficient cash flow from operations, we may not be able to implement our strategic initiatives and fund our obligations.

The ability to execute our strategic initiatives, including our financial turnaround strategy, will depend on, among other factors, the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. The cost of improving our omni-channel capabilities including increasing our online sales capabilities, closing or relocating under-performing stores, remodeling existing stores and opening new stores will increase in the future compared to historical costs. There can be no assurance that our business will generate adequate cash flow or that we will be able to obtain equity or debt capital on acceptable terms, or at all. Moreover, our revolving credit facility and our term loan credit agreement contain provisions that restrict the amount of debt we may incur in the future. If we are not successful in obtaining sufficient capital, we may be unable to increase sales generated online and in stores, which may adversely affect our business strategy. There can be no assurances that we will have sufficient cash flow from operations or adequate capital to achieve our plans for omni-channel growth including growing in-store and online sales.

Risks Related to Strategy and Strategy Execution

If we fail to identify, develop and successfully implement our short-term and long-term strategic initiatives, our financial performance could be negatively impacted.

Our ability to execute our brand strategy and to deliver improved financial performance is dependent on successfully identifying, developing and implementing plans and initiatives intended to drive sustainable, increased financial performance, including, but not limited to, our efforts to maintain existing and acquire new customers who fit our traditional customer profile, reintroduce more seasonal and impulse items with lower price points to attract price conscious customers, increase our brand recognition, elevate our customer experience and invest in technology improvements. If such plans and initiatives are not properly identified, developed and successfully executed, or if execution or realization of positive results takes longer than expected, our financial condition and results of operations could be adversely affected. The success of our plans and initiatives is subject to risks and uncertainties with respect to execution, market conditions and other factors that may cause actual results, performance or achievements to differ materially, and adversely, from our plans and expected results.

If we are unable to successfully maintain, improve and grow a best-in-class omni-channel experience for our customers, it could adversely affect our sales, results of operations and reputation.

As consumers continue to migrate online, we face pressures to stay relevant in retail's ever-changing environment and to compete with other omni-channel retailers, online-only retailers and retailers with only stores. We continue to invest in our omni-channel capabilities to provide a seamless and engaging shopping experience between our store locations and our online and mobile environments. Insufficient, untimely or misguided investments in this area could significantly impact our profitability and growth and affect our ability to attract new customers, as well as maintain our existing ones. In addition, declining customer store traffic and migration of sales from stores to digital platforms could enhance these risks due to increased reliance on our omni-channel capabilities and could lead to restructuring and other costs that could adversely impact our results of operations and cash flows.

Our business has evolved from an in-store experience to interactions with customers across multiple channels including in-store, online, mobile and social media, among others. Our customers are using computers, tablets, mobile phones and other devices to shop on our website and provide feedback and public commentary about all aspects of our business. Omni-channel retailing is rapidly evolving, and we must keep pace with changing customer expectations and new developments and technology investments by our competitors.

Successful operation of our e-commerce initiatives are dependent on our ability to maintain uninterrupted availability of the Company's website and supporting applications, adequate and accurate inventory levels, timely fulfillment of customer orders, accurate shipping of undamaged products, and coordination of those activities within our stores when appropriate. Maintenance of our website requires substantial development and maintenance efforts, and entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The sale of products through e-commerce is characterized by rapid technological change, the emergence of new industry standards and practices and changes in customer requirements and preferences. Therefore, we may be required to license emerging technologies, enhance our existing website, develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Our ability to remain technologically competitive may require substantial expenditures and lead time, and our failure to do so may harm our business and results of operations.

If we are unable to attract and retain technical employees or contract with third parties having the specialized skills needed to support our omni-channel efforts, we might not be able to implement improvements to our customer-facing technology in a timely manner or provide a convenient and consistent experience for our customers, which could negatively affect our operations. In addition, if www.kirklands.com and our other customer-facing technology systems do not appeal to our customers or reliably function as designed, we may experience a loss of customer confidence, loss of sales or be exposed to fraudulent purchases, which, if significant, could adversely affect our reputation and results of operations. Moreover, to make available our omni-channel platform, we rely on various technology systems and services, some of which are provided and managed by third-party service providers. To the extent such third-party components do not perform or function as anticipated, such failure can significantly interfere in our ability to meet our customers' changing expectations.

If we are unable to profitably operate our existing stores, we may not be able to execute our business strategy, resulting in a decrease in net sales and profitability.

A key element of our strategy is to operate profitable stores, both in existing markets and in new geographic markets that we select based on customer data and demographics. Our ability to relocate under-performing stores depends on a number of factors, including the prevailing conditions in the commercial real estate market, our ability to locate favorable store sites and negotiate acceptable lease terms, and hire and train skilled managers and personnel. There can be no assurance that we will be able to relocate and/or open stores. Furthermore, there is no assurance that existing stores will generate the net sales levels necessary to achieve store-level profitability. Also, any stores that we open in our existing markets may draw customers away from our existing stores, resulting in lower net sales growth compared to stores opened in new markets.

Our stores face great competition and could have lower than anticipated net sales volumes. Traffic decline to our stores could negatively impact operating results. Stores located in areas where we are less well-known, and where we are less familiar with the target customer, may face different or additional risks and increased marketing and other costs compared to stores operated in well-established existing markets. These factors may reduce our average store contribution and operating margins. If we are unable to profitability operate our existing stores and relocate under-performing stores, our net income could suffer.

Every year we decide to close certain stores based on a number of factors, including, but not limited to, excessive rent or other operating cost increases, inadequate profitability, short term leases, or the landlord's ability to replace us with another tenant at more favorable terms to the landlord. Store closings have the effect of reducing net sales. We may choose to close under-performing stores before lease expiration and incur termination costs associated with those closings. If we are not able to increase online sales at a pace that exceeds the closing of existing under-performing stores, or transfer customers from closing stores to a nearby existing store, our revenue could decrease.

If our store strategy, including negotiating lease occupancy costs with landlords, does not go as planned and/or we are unable to transfer these existing store customers to other nearby stores or to online sales, our revenue could decrease and results of operations could suffer.

We may not be able to successfully anticipate consumer trends, and our failure to do so may lead to loss of consumer acceptance of our products, resulting in reduced net sales, higher inventory and higher inventory markdowns.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. Our product introductions and product improvements, along with our other marketplace initiatives, are designed to capitalize on consumer trends. In order to remain successful, we must anticipate and react to these trends and develop new products or processes to address them. If we fail to identify and respond to emerging trends, consumer acceptance of the merchandise in our stores and our image with our customers may be harmed, which could reduce customer traffic in our stores and materially adversely affect our net sales.

Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of items that prove popular could result in missed sales. In addition, a major shift in consumer demand away from home décor could also have a material adverse effect on our business, results of operations and financial condition.

Our success depends upon our marketing, advertising and promotional efforts, and customer loyalty programs. If we are unable to implement them successfully, or if our competitors market, advertise or promote more effectively than we do, our revenue may be adversely affected.

We use marketing, promotional and loyalty programs to attract customers to our stores and to encourage purchases by our customers online. We use various media for our promotional efforts, including customer-targeted direct mail and email communications, as well as various digital and social media initiatives. If we fail to choose the appropriate medium for our efforts, or fail to implement and execute loyalty programs or marketing opportunities, our competitors may be able to attract some of our customers.

If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, if our loyalty program or advertising and promotions become less effective than those of our competitors, or if we do not adequately leverage technology and data analytic capabilities needed to generate concise competitive insight, we could experience a material adverse effect on our results of operations. A failure to sufficiently innovate, develop customer loyalty programs, or maintain adequate and effective advertising could inhibit our ability to maintain brand relevance and drive increased sales.

Our loyalty program offers customer incentives, which include earning points that are converted to reward dollars that can be redeemed on future purchases, in addition to other bonus offers. If our customers do not respond positively to this program or if the program costs more than anticipated in reward redemptions, our financial results could be adversely impacted.


Risks Related to Competition


We face an extremely competitive specialty retail business market, and such competition could result in a reduction of our prices and a loss of our market share.

The retail market is a highly competitive market. Accordingly, we compete against a diverse group of retailers, including specialty stores, department stores, discount stores, and catalog and internet-based retailers, which sell similar lines of merchandise to those carried by us. The substantial sales growth in the e-commerce industry within the last decade has encouraged the entry of many new competitors, including discount retailers selling similar products at reduced prices, new business models, and an increase in competition from established companies, many of whom are willing to spend significant funds and/or reduce pricing in order to gain market share. Our competitors, many of which are larger and have substantially greater financial and other resources than us, include HomeGoods, HomeSense, Walmart, World Market, Crate & Barrel, Williams-Sonoma, Inc., Hobby Lobby, At Home, Target, Ebay, Amazon and Wayfair. Our stores and our www.kirklands.com website also compete with the ever-increasing number of internet retail websites offering home décor merchandise. The availability of home décor merchandise from various competitors on the internet could result in increased price competition as our customers are more readily able to comparison shop, which could reduce our sales, prices and margins and adversely affect our results of operations.

Further, unanticipated changes in pricing or other practices of our competitors, including promotional activity, such as thresholds for free shipping and rapid price fluctuation enabled by technology, may adversely affect our performance.

Several of our competitors have greater financial, distribution, logistics, marketing and other resources available to them, and they may also be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do.

If we are unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Reputation

Our results could be negatively impacted if our merchandise offering suffers a substantial impediment to its reputation due to real or perceived quality issues.

Maintaining, promoting and growing our merchandise offering will depend largely on the success of our design, merchandising, and marketing efforts and our ability to provide a consistent, high-quality customer experience. If we fail to achieve these objectives, our public image and reputation could be tarnished by negative publicity.

If our merchandise offerings do not meet applicable safety standards or customer expectations regarding safety, we could experience lost sales and increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Events that give rise to actual, potential or perceived product safety concerns with respect to our products could expose us to government enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain customer confidence.

If we fail to maintain a positive social media brand perception, it could have a negative impact on our operations, financial results and reputation.

Maintaining a good reputation is critical to our business. Social media has increased the risk that our reputation could be negatively impacted in a short amount of time. If we are unable to quickly and effectively respond to occurrences of negative publicity through social media or otherwise, we may suffer declines in customer loyalty and traffic, vendor relationship issues, diversion of management's time to respond and other adverse effects, all of which could negatively impact our operations, financial results and reputation.

If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition, harm our rebranding efforts and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from U.S. and foreign governmental and nongovernmental authorities and from certain investors, customers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we announce certain initiatives, including goals regarding our focus areas, which include environmental matters, packaging and waste, responsible sourcing, social investments and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business.

Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions, which could change over time. In addition, as the result of such heightened public focus on sustainability matters, we may face increased pressure to provide expanded disclosure, make or expand commitments, set targets, or establish additional goals and take actions to meet such goals, in connection with such matters. We could also be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could adversely affect our business, results of operations, cash flows and financial condition.

Risks Related to New Legislation, Regulation and Litigation

Existing and new legal requirements could adversely affect our operating results.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these laws and regulations. We are exposed to the risk that federal, state or local legislation may negatively impact our operations. Changes in product regulations (including changes in labeling or disclosure requirements), federal or state wage requirements including minimum wage requirements, employee rights (including changes in the process for our employees to join a union), health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation or tax laws could adversely impact our ability to achieve our financial targets. Changes in other regulatory areas, such as consumer credit, privacy and information security, or environmental regulation may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our costs of doing business. Untimely compliance or noncompliance with applicable laws and regulations may subject us to legal risk, including government enforcement action, significant fines and penalties and class action litigation, as well as reputational damage, which could adversely affect our results of operations.

Greenhouse gases ("GHG") may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Such events could make it difficult or impossible for us to deliver products to our customers by creating delays and inefficiencies in our supply chain. Following an interruption to our business, we could require substantial recovery time, experience significant expenditures to resume operations, and lose significant sales. Further, concern over climate change, including global warming, has led to, and we expect will continue to lead to, legislative and regulatory initiatives directed at limiting GHG emissions around the world. If domestic or international laws or regulations were expanded to require GHG emission reporting or reduction by us or our third-party manufacturers, or if we engage third-party contract manufacturers in countries that have existing GHG emission reporting or reduction laws or regulations, we would need to expend financial and other resources to comply with such regulations and/or to monitor our third-party manufacturers' compliance with such regulations. In addition, we cannot control the actions of our third-party manufacturers or the public's perceptions of them, nor can we assure that these manufacturers will conduct their businesses using climate change proactive or sustainable practices. Violations of climate change laws or regulations by third parties with whom we do business could result in negative public perception of us and/or delays in shipments and receipt of goods and could subject us to fines or other penalties, any of which could restrict our business activities, increase our operating expenses or cause our sales to decline.

Additionally, our products are subject to regulation of and regulatory standards set by various governmental authorities with respect to quality and safety. These regulations and standards may change from time to time. Our inability to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs.

The costs and other effects of new legal requirements or changes in existing legal requirements cannot be determined with certainty. Additional laws may directly or indirectly affect our production, distribution, packaging, cost of raw materials or fuel, any of which could impact our business and financial results. In addition, our efforts to comply with existing or new legislation or regulations may increase our costs.

Our business could suffer if a manufacturer fails to use acceptable labor and environmental practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor and environmental practices of our vendors and these manufacturers. The violation of labor, safety, environmental and/or other laws and standards by any of our vendors or these manufacturers, or the divergence of the labor and environmental practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our reputation, financial condition and results of operations. In that regard, most of the products we sell are manufactured overseas, primarily in China, which may increase the risk that the labor and environmental practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

Product liability claims could adversely affect our reputation.

Despite our best efforts to ensure the quality and safety of the products we sell, we may be subject to product liability claims from customers or penalties from government agencies relating to allegations that the products sold by us are misbranded, contain contaminants or impermissible ingredients, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products must comply with applicable product and safety laws. We generally seek contractual indemnification and insurance coverage from our suppliers. However, if we do not have adequate insurance or contractual indemnification available, such claims could have a material adverse effect on our business, financial condition and results of operation. Our ability to obtain indemnification from foreign suppliers may be hindered by the manufacturer's lack of understanding of United States product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation means. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our consolidated financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

Risks Associated with Vendors and Distribution

We are dependent on foreign imports for a significant portion of our merchandise, and any changes in the trading relations and conditions between the United States and the relevant foreign countries may lead to a decline in inventory resulting in a decline in net sales, or an increase in the cost of sales resulting in reduced gross profit.

In fiscal 2023, approximately 53% of our merchandise was purchased through vendors in the United States who either import merchandise from foreign countries or contract with domestic manufacturers, while approximately 47% of our merchandise was directly sourced by us from factories in foreign countries. We are subject to the risks involved with relying on products manufactured abroad, particularly to the extent that their effects are passed through to us by our vendors or that those risks directly apply to us. These risks include changes in import duties, quotas, loss of "most favored nation" trading status with the United States for a particular foreign country, work stoppages, delays in shipments, first cost price increases, freight cost increases, exchange rate fluctuations, terrorism, public health crises, war, economic uncertainties (including inflation, foreign government regulations and political unrest), trade restrictions (including the United States imposing anti-dumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices) and other factors relating to foreign trade, including costs and uncertainties associated with efforts to identify and disclose sources of "conflict minerals" used in products that we cause to be manufactured and potential sell-through difficulties and reputational damage that may be associated with our inability to determine that such products are classified as "DRC conflict-free." If any of these or other factors were to cause a disruption of trade, from the countries in which the suppliers of our vendors or our direct suppliers are located, our inventory levels may be reduced or the cost of our products may increase.

We cannot predict the effect that future changes in economic or political conditions in foreign countries may have on our operations. Although we believe that we could access alternative sources in the event of disruptions or delays in supply due to economic, political or health conditions in foreign countries, such disruptions or delays may adversely affect our results of operations unless and until alternative supply arrangements can be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

Countries from which we or our vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to us and adversely affect our operations. The United States Congress periodically considers other restrictions on the importation of products obtained for us. The cost of such products may increase for us if applicable duties are raised or import quotas with respect to such products are imposed or made more restrictive.

Approximately 73% of our fiscal 2023 merchandise purchases are products manufactured in China. We have developed strategies to try to mitigate the impact of current and potential future tariffs, including collaborative efforts with our vendor partners and raising retail prices. There can be no assurance that the imposed tariffs will not be increased, expanded or extended, or that the issues that led the Office of the U.S. Trade Representative to impose the tariffs will be resolved. The impact of these tariffs on current and future fiscal years could have a material adverse effect on our cost of goods sold and results of operations.

We depend on a number of vendors to supply our merchandise, and any delay in merchandise deliveries from certain vendors may lead to a decline in inventory, which could result in a loss of net sales.

Any disruption in the supply or increase in pricing of our merchandise could negatively impact our ability to achieve anticipated operating results. We purchase our products from approximately 180 vendors with which we have no long-term purchase commitments or exclusivity contracts. We have a core group of approximately 80 vendors that provide approximately 90% of our merchandise. No vendor provides over 10% of our merchandise purchases. Any disruption in the relationship with our core vendors could negatively impact our ability to achieve anticipated operating results.

Historically, we have retained our vendors, and we have generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. However, our arrangements with these vendors do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Our current vendors may not continue to sell products to us on current terms or at all, and we may not be able to establish relationships with new vendors to ensure delivery of products in a timely manner or on terms acceptable to us. In addition, a period of unfavorable financial performance may make it difficult for some of our vendors to arrange for the financing or factoring of their orders with manufacturers, which could result in our inability to obtain desired merchandise from those vendors.

We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, our business would be adversely affected if there were delays in product shipments to us due to shipping difficulties, strikes or other difficulties at our principal transport providers or otherwise. We have from time to time experienced delays of this nature. We are also dependent on vendors for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our vendors and our failure to replace any one or more of them may harm our relationship with our customers resulting in a loss of net sales.

Our success is highly dependent on our planning and control processes and our supply chain, and any disruption in or failure to continue to improve these processes may result in a loss of net sales and net income.

An important part of our efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to our planning, logistical and distribution infrastructure and our supply chain, including merchandise ordering, transportation and receipt processing. In addition, recent increases in energy prices have resulted, and are expected to continue to result, in increased merchandise and freight costs, which cannot readily be offset through higher prices because of competitive factors.

The distribution of products to our stores and directly to our customers is coordinated through our third-party west coast bypass operation, our distribution facility in Jackson, Tennessee and our third-party distribution center in Lancaster, Texas. We depend on the orderly operation of these receiving and distribution facilities, which rely on adherence to shipping schedules and effective management. In 2023, we closed our North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate our operations.

We make significant upgrades to our warehouse management software. If these changes or upgrades do not go smoothly or timely, then we could face significant disruptions with our distribution process and incur excess costs related to the upgrades.

In addition, we cannot assure that events beyond our control, such as disruptions due to fire or other catastrophic events, adverse weather conditions, labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to our stores or directly to our customers. We also cannot guarantee that our insurance will be sufficient, or that insurance proceeds will be timely paid to us, in the event that any of our distribution facilities are shut down for any reason.

Any significant disruption in the operations of our distribution facilities would have a material adverse effect on our ability to maintain proper inventory levels in our stores and satisfy our online orders, which could result in a loss of net sales and net income.

Our freight costs and thus our cost of goods sold are impacted by changes in fuel prices.

Our freight cost is impacted by changes in fuel prices through surcharges. Fuel prices and surcharges affect freight costs with respect to both inbound freight from vendors to our distribution centers and outbound freight from our distribution centers to our stores. Increased fuel prices or surcharges may increase freight costs and thereby increase our cost of goods sold.

Risks Related to Technology and Data Security

Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation; the expansion of our e-commerce business has inherent cybersecurity risks that may result in business disruptions.

We receive and maintain certain personal information about our customers and employees in the ordinary course of business. Our use of this information is regulated at the international, federal and state levels, as well as by certain third parties with whom we contract for such services. If our security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as operations, results of operations, and financial condition and could result in litigation or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance. Our business requires collection of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems and those of our service providers. The integrity and protection of customer, employee, and company data is critical to us. If that data is inaccurate or incomplete, we or the store employees could make faulty decisions. Customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding. Our existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time to do so. Despite implementation of various measures designed to protect our information systems and records, including those we maintain with our service providers, we may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee, or company data maintained by us or by a service provider or failure to comply with the various United States and international laws and regulations applicable to the protection of such data or with Payment Card Industry data security standards could adversely impact our reputation and could result in remedial and other expenses, fines, or litigation. A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Certain aspects of the business, particularly our website, heavily depend on consumers entrusting personal financial information to be transmitted securely over public networks, which increases our exposure to cybersecurity risks. We invest considerable resources in protecting the personal information of our customers but are still subject to the risks of security breaches and cyber incidents resulting in unauthorized access to stored personal information. Any breach of our cybersecurity measures could result in violation of privacy laws, potential litigation, and a loss of confidence in our security measures, all of which could have a negative impact on our financial results and our reputation. In addition, a privacy breach or other type of cybercrime or cybersecurity attack could cause us to incur significant costs to restore the integrity of our system, could require the devotion of significant management resources, and could result in significant costs in government penalties and private litigation.

Our information technology is vulnerable to obsolescence, interruption and damage that could harm our business.

We rely upon our existing information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and our operations are vulnerable to damage or interruption from fire, flood and other natural disasters, power loss, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data, misappropriation, computer viruses, malicious attacks and security breaches.

Any disruption in the operation of our information technology, the loss of employees knowledgeable about such systems or our failure to continue to effectively modify such systems could interrupt our operations or interfere with our ability to monitor inventory or process customer transactions, which could result in reduced net sales and affect our operations and financial performance. We also need to ensure that our systems are consistently adequate to handle our anticipated growth and are upgraded, as necessary, to meet our needs. The cost of any such technology upgrades or enhancements could be significant. If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process customer transactions, which could adversely affect our results of operations.

We also rely heavily on our information technology employees. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives, while impacting our ability to maintain our existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems, could also disrupt or reduce the efficiency of our operations.

Risks Related to Governance

Our charter and bylaw provisions and certain provisions of Tennessee law may make it difficult in some respects to cause a change in control of Kirkland's and replace incumbent management.

Our charter authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of our common stock. Holders of our common stock do not have preemptive rights to subscribe for a pro rata portion of any capital stock that may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Kirkland's.

Our charter and bylaws contain certain corporate governance provisions that may make it more difficult to challenge management, deter and inhibit unsolicited changes in control of Kirkland's and have the effect of depriving our shareholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. First, the charter provides for a classified Board of Directors, with directors (after the expiration of the terms of the initial classified board of directors) serving three-year terms from the year of their respective elections and being subject to removal only for cause and upon the vote of 80% of the voting power of all outstanding capital stock entitled to vote (the "Voting Power"). Second, our charter and bylaws do not generally permit shareholders to call, or require that the Board of Directors call, a special meeting of shareholders. The charter and bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Third, the bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of the shareholders. Only those shareholder nominees who are nominated in accordance with this procedure are eligible for election as directors of Kirkland's, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Kirkland's in accordance with the procedure. Finally, the charter provides that the amendment or repeal of any of the foregoing provisions of the charter mentioned previously in this paragraph requires the affirmative vote of at least 80% of the Voting Power. In addition, the bylaws provide that the amendment or repeal by shareholders of any bylaws made by our Board of Directors requires the affirmative vote of at least 80% of the Voting Power.

Furthermore, Kirkland's is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts that are, or may be, applicable to us. These acts, which include the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, seek to limit the parameters in which certain business combinations and share exchanges occur. The charter, bylaws and Tennessee law provisions may have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for our common stock.

Risks Related to Human Capital

We depend on key personnel, and, if we lose the services of any member of our senior management team, we may not be able to run our business effectively.

We have benefited from the leadership and performance of our senior management team. Our success will depend on our ability to retain our current senior management members and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense, and there can be no assurances that we will be able to retain our personnel. Additionally, any failure by us to manage a successful leadership transition of an executive officer and to timely identify a qualified permanent replacement could harm our business and have a material adverse effect on our results of operations. There can also be no assurance that a reduced or less qualified executive team can suitably perform operational responsibilities.

Our business depends upon hiring, training and retaining qualified employees.

The success of our strategic plans are dependent on our ability to promote and recruit a sufficient number of quality employees in our stores, distribution centers and corporate headquarters. Our workforce costs represent our largest operating expense, and our business is subject to employment laws and regulations, including requirements related to minimum wage and benefits. In addition, the implementation of potential regulatory changes relating to overtime exemptions and benefits for certain employees under federal and state laws could result in increased labor costs to our business and negatively impact our operating results. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there is a risk of market increases in compensation.

The success of our store strategy depends on our ability to hire, train and retain qualified district managers, store managers and sales associates to support our stores. In addition, the time and effort required to train and supervise a large number of new managers and associates due to seasonal hiring practices or excessive turnover may divert resources from our existing stores and adversely affect our operating and financial performance.

We also depend on hiring qualified personnel at our distribution centers, especially during our peak season in the third and fourth quarters leading up to the holiday selling season. Not being able to hire or find temporary qualified help during this season, could lead to bottlenecks in the supply chain and products not arriving timely in stores or directly to customer homes, which could negatively impact sales.

Low unemployment rates in the United States, rising wages and competition for qualified talent could result in the failure to attract, motivate and retain personnel. This has resulted in higher employee costs, increased attrition and significant shifts in the labor market and employee expectations. We may continue to face challenges in finding and retaining qualified personnel, which could have an adverse effect on our results of operations, cash flows and financial condition.

Risks Related to Weather

Weather conditions could adversely affect our sales and/or profitability by affecting consumer shopping patterns.

Our operating results may be adversely affected by severe or unexpected weather conditions. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to sell and distribute products. Frequent or unusual snow, ice or rain storms or extended periods of unseasonable temperatures in our markets could adversely affect our performance by affecting customer shopping patterns or diminishing demand for seasonal merchandise. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could reduce demand for a portion of our inventory and thereby reduce our sales and profitability.

Risks Related to Macroeconomics

We are exposed to the risk of natural disasters, pandemic outbreaks, global political events, war and terrorism that could disrupt our business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, store locations, distribution centers and warehouses, as well as certain of our vendors and customers, are located in areas that have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. In addition, we operate in markets that may be susceptible to pandemic outbreaks (such as COVID-19), war, terrorist acts or disruptive global political events, such as civil unrest in countries in which our vendors are located or products are manufactured. Our business may be harmed if our ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our net sales, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our stores or distribution centers, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods to our distribution centers or stores, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices and shipping costs, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or a combination thereof, could adversely affect our operations.

Our performance may be affected by general economic conditions.

Our performance is subject to worldwide economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have had, and may in the future have, an impact on discretionary consumer spending include national or global economic downturns, an increase in consumer debt (and a corresponding decrease in the availability of affordable consumer credit), reductions in net worth based on recent severe market declines, softness in the residential real estate and mortgage markets, changes in taxation, increases in fuel and energy prices, fluctuation in interest rates, low consumer confidence and other macroeconomic factors.

Specialty retail is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of home décor and furnishings tend to be highly correlated with cycles in consumers' disposable income and trends in the housing market. A weak retail environment could impact customer traffic in our stores and also adversely affect our net sales. Because of the seasonality of our business, economic downturns or increased sourcing costs during the last quarter of our fiscal year could adversely affect us to a greater extent than if such downturns occurred at other times of the year. As purchases of home décor and furnishings may decline during recessionary periods, a prolonged recession, including any related decrease in consumers' disposable incomes, may have a material adverse effect on our business, financial condition and results of operations.

Should credit markets tighten or turmoil in the financial markets develop, our ability to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of our securities would be adversely impacted.

The impact of any such credit crisis or market turmoil on our major suppliers cannot be accurately predicted. The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to their failure to deliver our merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties with whom we do business, which could potentially impair our ability to access financing under existing arrangements or to otherwise recover amounts as they become due under our other contractual arrangements.

Our profitability is vulnerable to inflation and cost increases.

Future increases in costs such as the cost of merchandise, shipping rates, freight costs, fuel costs and store occupancy costs may reduce our profitability. These cost increases may be the result of inflationary pressures that could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our cost of goods sold or operating expenses. Competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and therefore reduce our profitability.

The market price for our common stock might be volatile and could result in a decline in the value of your investment.

The price at which our common stock trades has been and is likely to continue to be highly volatile, and such volatility could expose us to securities class action litigation. The market price of our common stock could be subject to significant fluctuations in response to our operating results, general trends and prospects for the retail industry, announcements by our competitors, analyst recommendations, our ability to meet or exceed analysts' or investors' expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock, notwithstanding our actual operating performance.

Risks Related to Business and Operations

Our business is highly seasonal and our fourth quarter contributes to a disproportionate amount of our net sales, net income and cash flow, and any factors negatively impacting us during our fourth quarter could reduce our net sales, net income and cash flow, leaving us with excess inventory and making it more difficult for us to finance our capital requirements.

We have historically experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results. We believe this is the general pattern typical of our segment of the retail industry and expect that this pattern will continue in the future. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of our fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of our net sales, net income and cash flow for the entire fiscal year. Any factors negatively affecting us during the last quarter of our fiscal year, including unfavorable economic or weather conditions, could have a material adverse effect on our financial condition and results of operations, reducing our cash flow, leaving us with excess inventory and making it more difficult for us to finance our capital requirements.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of store closings and openings, customer traffic changes, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful, and the results for any quarter are not necessarily indicative of future results.

Inventory loss and theft and the inability to anticipate inventory needs may result in reduced net sales.

We are subject to the risk of inventory loss and theft. We have experienced inventory shrinkage in the past, and we cannot assure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely impact our financial results. Though we attempt to reduce these risks, we cannot assure you that we will be successful in our inventory management, which may negatively impact our cash flows and results of operations.

Failure to control merchandise returns could negatively impact the business.

We have established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, we may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, associate selling behavior, merchandise quality issues, changes to our return policy, e-commerce return behavior, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds our current provision could negatively impact the business and financial results.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

The Company depends on the confidentiality, integrity and availability of information systems and data. We have systems and processes in place to assess, identify and manage cybersecurity incidents and those systems and processes are integrated into our overall risk management system.

Internal and third-party risks are reviewed, monitored and managed by the Company's IT ISC2, SANS, CompTIA certified security partners and external expert consultants. The Company annually engages third-party experts to assess the effectiveness of system and network security. Periodically, an external independent consultancy team conducts a comprehensive review of the Company's cybersecurity program using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. Additionally, the Company is assessed annually by an independent third party for compliance with the PCI-DSS standard, for which the Company receives an attestation of compliance.

The Company's security awareness program seeks to create a culture of shared responsibility for the security of sensitive data and systems. There is required annual security training and quarterly phishing campaigns for team members with access to Company email. Annually, members of the IT department are required to take IT specific training, and store employees take operations and security training. A third-party led social engineering campaign that targets Kirkland's employees is carried out on an annual basis. Key performance indicators and periodic testing of training materials ensure the program's effectiveness.

The Company's process for identifying and managing first and third-party risks from cybersecurity threats includes proactive threat hunting, continuous monitoring of the Company's systems and network for cybersecurity events, and regular testing of the Company's Security Incident Response Plan, Business Continuity Plan, and Disaster Recovery Plan. An external managed security services provider and an industry-leading security tool continuously monitors, detects, and responds to the Company's systems and network for cybersecurity threats. The Company's IT security partners evaluate the escalated threats, and if necessary, take steps to contain and recover from pervasive threats in accordance with the Company's Security Incident Response Plan. A third-party with extensive experience in incident response and forensics is on retainer to assist with incidents. The Incident Response Plan includes reporting and escalation procedures to inform the Company's executives, the Audit Committee, and full Board of Directors, as appropriate, to enable them to carry out their oversight responsibilities, and to ensure timely compliance with applicable reporting rules. The Company's Incident Response Plan and Disaster Recovery Plan include procedures for business recovery and are tested at least annually. The Company also maintains a cyber insurance policy that provides coverage for material IT security incidents.

No risks from cybersecurity threats have materially affected, nor has the Company identified any specific risks from known cybersecurity threats that are reasonably likely to materially affect, the Company, including our business strategy, results of operations or financial condition. Please see "Item 1A. Risk Factors — Risks Related to Technology and Data Security" for additional discussion of cybersecurity risks applicable to the Company.

Management Responsibilities

Our cybersecurity program is managed by our Chief Technology Officer ("CTO"). Our CTO has 10 years of experience in information technology and cybersecurity, having been at the Company since 2023. The CTO, along with the Company's IT security partners, is responsible for reducing cybersecurity risk by maintaining a proactive security posture aligned with current threats, detecting cybersecurity events, responding quickly and building procedures to rapidly recover, if needed.

Board Responsibilities

On behalf of the Board of Directors, the Audit Committee provides oversight of the Company's management of cybersecurity risk. The Audit Committee quarterly reviews the Company's cybersecurity risks, incidents, audits, assessments, crisis readiness, awareness activities and compliance with cybersecurity and privacy laws and regulations. The Company's Chief Technology Officer briefs the Audit Committee quarterly on active and emerging cybersecurity threats and efforts to strengthen the Company's defenses against these threats.

Item 2. *Properties*

We lease all of our store locations and expect to continue our practice of leasing rather than owning stores. Our leases typically provide for five- to 10-year initial terms, many with the ability for us (or the landlord) to terminate the lease at specified points during the term if net sales at the leased premises do not reach a certain annual level. Many of our leases provide for payment of percentage rent (i.e., a percentage of net sales in excess of a specified level), and the rate of increase in key ancillary charges is generally capped.

As current leases expire, we believe we have the option to obtain favorable lease renewals for present store locations or obtain new leases for equivalent or better locations in the same general area. To date, we have not experienced unusual difficulty in either renewing or extending leases for existing locations or securing leases for suitable locations for new stores.

The following table indicates the states where our stores are located and the number of stores within each state as of February 3, 2024:

State	Number of Stores	State	Number of Stores
Texas	50	Mississippi	6
Florida	26	Oklahoma	6
Georgia	22	New Jersey	6
North Carolina	19	Arkansas	5
Tennessee	18	Wisconsin	5
California	17	Delaware	4
Alabama	13	Kansas	4
Pennsylvania	12	Minnesota	4
Indiana	11	Iowa	3
Illinois	10	New York	3
Louisiana	10	Maryland	2
Ohio	10	Colorado	2
Michigan	10	North Dakota	2
Missouri	10	Nebraska	2
South Carolina	10	Nevada	2
Virginia	9	West Virginia	1
Kentucky	8	South Dakota	1
Arizona	7	Total	330

We lease all of our distribution locations, and we lease additional overflow warehouse space as needed on a month-to-month basis. The following is a list of distribution locations including the approximate square footage as of February 3, 2024:

Distribution Facility Locations	Type	Approximate Square Footage
Jackson, Tennessee	store and e-commerce fulfillment	771,000
Lancaster, Texas	third-party operated store fulfillment	200,000

We closed our North Las Vegas, Nevada e-commerce fulfilment operation in March 2023 and our Winchester, Virginia e-commerce fulfillment operation in September 2023. We consolidated all e-commerce fulfilment into our Jackson, Tennessee distribution facility.

We also lease approximately 49,000 square feet of office space in Brentwood, Tennessee.

Item 3. *Legal Proceedings*

See "Item 8. Financial Statements and Supplementary Data – Note 8 — Commitments and Contingencies" for further discussion.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on Nasdaq under the symbol "KIRK". We commenced trading on Nasdaq on July 11, 2002. On March 18, 2024, there were approximately 31 holders of record and approximately 13,236 beneficial owners of our common stock.

Dividend Policy

There have been no dividends declared on any class of our common stock since fiscal 2015. Our senior credit facility and term loan credit agreement restrict our ability to pay cash dividends. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for discussion of our senior credit facility and our term loan credit agreement. Future cash dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements, financial condition, debt covenants and other factors deemed relevant by our Board of Directors.

Issuer Repurchases of Equity Securities

On January 6, 2022, the Company announced that the Board of Directors authorized a share repurchase plan providing for the purchase in the aggregate of up to $30.0 million of the Company's outstanding common stock. Repurchases of shares are made in accordance with applicable securities laws and may be made from time to time in the open market or by negotiated transactions. The amount and timing of repurchases are based on a variety of factors, including stock price, regulatory limitations and other market and economic factors. The share repurchase plan does not require us to repurchase any specific number of shares, and we may terminate the repurchase plan at any time. In fiscal 2023, we did not repurchase any shares of common stock under our share repurchase plan. As of February 3, 2024, we had approximately $26.3 million remaining under the share repurchase plan.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis is intended to provide the reader with information that will assist in understanding the significant factors affecting our consolidated operating results, financial condition, liquidity, and capital resources during the two-year period ended February 3, 2024 (our fiscal years 2023 and 2022). Our fiscal year is comprised of the 52 or 53-week period ending on the Saturday closest to January 31. Accordingly, fiscal 2023 represented the 53 weeks ended on February 3, 2024, and fiscal 2022 represented the 52 weeks ended on January 28, 2023. For a comparison of our results of operations for the 52-week period ended January 28, 2023, compared to the 52-week period ended January 29, 2022, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 28, 2023, filed with the SEC on April 4, 2023. This discussion should be read with our consolidated financial statements and related notes included elsewhere in this Form 10-K.

A number of the matters and subject areas discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this Form 10-K are not limited to historical or current facts and deal with potential future circumstances and developments and are, accordingly, "forward-looking statements." You are cautioned that such forward-looking statements, which may be identified by words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "seek," "may," "could," "strategy," and similar expressions, are only predictions and that actual events or results may differ materially.

Overview

We are a specialty retailer of home décor and furnishings in the United States. As of February 3, 2024, we operated a total of 330 stores in 35 states as well as an e-commerce website, www.kirklands.com, under the Kirkland's Home brand. We provide our customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. This combination of quality and stylish merchandise, value pricing and a stimulating in-store and online environment provides our customers with a unique brand experience.

Executive Summary

In fiscal 2023, we closed 16 stores and relocated one store. In fiscal 2022, we opened one new store and closed 16 stores. E-commerce sales, including shipping revenue, was 25.8% and 26.5% of net sales in fiscal 2023 and fiscal 2022, respectively.

Our net sales for fiscal 2023 decreased by 6.0% to $468.7 million from $498.8 million in fiscal 2022. The net sales decrease of $30.1 million in fiscal 2023 was primarily due to a consolidated comparable sales decrease of $23.1 million and a non-comparable sales decrease of $13.6 million, primarily related to store closures, partially offset by $6.6 million in sales due to the extra week in fiscal 2023. Comparable sales decreased mainly due to a decrease in traffic and average ticket in stores and online, partially offset by an increase in conversion. On a 52-week comparison, consolidated comparable same-store sales, which includes e-commerce sales, decreased 4.8% for fiscal 2023. For fiscal 2023, gross profit increased 6.0% to $127.0 million from $119.8 million for fiscal 2022. Gross profit as a percentage of net sales improved 310 basis points to 27.1% of net sales for fiscal 2023 from 24.0% in fiscal 2022, which included approximately 270 basis points of improved merchandise margin, but a decline of $3.1 million in merchandise margin dollars. We had an operating loss of $24.4 million in fiscal 2023 compared to an operating loss of $42.8 million in fiscal 2022, an improvement of $18.3 million, driven by the increase in gross profit dollars and lower operating costs. For fiscal 2023, net loss was $27.8 million, or $2.16 per diluted share, compared to a net loss of $44.7 million, or $3.52 per diluted share, in fiscal 2022.

We continue to monitor our liquidity position very closely as we focus on turning around our financial results by concentrating on our business strategy. We ended fiscal 2023 with $3.8 million in cash and cash equivalents and $34.0 million in outstanding debt. In fiscal 2023, we increased the capacity and extended the term of our existing $90.0 million asset-based credit facility through March 2028, and we entered into an additional $12.0 million asset-based delay-draw term loan to provide additional liquidity. Both of these facilities are limited by a borrowing base formula, which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves and an excess required availability covenant, which limits the borrowing base formula by the greater of 10% of the combined borrowing base formula or $8.0 million. As of February 3, 2024, we had approximately $18.1 million available for borrowing under the agreements, after the minimum required excess availability covenant.

Key Financial Measures

Net sales and gross profit are the most significant drivers of our operating performance. Net sales consists of all merchandise sales to customers, net of returns, shipping revenue associated with e-commerce sales, gift card breakage revenue, revenue earned from our private label credit card program and excludes sales taxes. Gross profit is the difference between net sales and cost of sales. Cost of sales has five distinct components: merchandise cost (including product costs, inbound freight expenses, inventory shrink and damages), store occupancy costs, outbound freight costs (including both store and e-commerce shipping expenses), central distribution costs and depreciation of store and distribution center assets. Merchandise and outbound freight costs are variable, while occupancy and central distribution costs are largely fixed. Accordingly, gross profit expressed as a percentage of net sales can be influenced by many factors including overall sales performance.

We use comparable sales to measure sales increases and decreases from stores that have been open for at least 13 full fiscal months, including our online sales. We remove closed stores from our comparable sales calculation the day after the stores close. Relocated stores remain in our comparable sales calculation. E-commerce sales, including shipping revenue, are included in comparable sales. Increases in comparable sales are an important factor in maintaining or increasing our profitability.

Operating expenses, including the costs of operating our stores and corporate headquarters, are also an important component of our operating performance. Compensation and benefits comprise the majority of our operating expenses. Operating expenses contain fixed and variable costs, and managing the operating expense ratio (operating expenses expressed as a percentage of net sales) is an important focus of management as we seek to increase our overall profitability. Operating expenses include cash costs as well as non-cash costs, such as depreciation and amortization associated with omni-channel technology, corporate property and equipment, and impairment of long-lived assets. Because many operating expenses are fixed costs, and because operating costs tend to rise over time, increases in comparable sales typically are necessary to prevent meaningful increases in the operating expense ratio. Operating expenses can also include certain costs that are of a one-time or non-recurring nature. While these costs must be considered to fully understand our operating performance, we typically identify such costs separately where significant in the consolidated statements of operations so that we can evaluate comparable expense data across different periods.

Store Strategy

Our store strategy emphasizes maintaining our store count, while still exiting under-performing stores and relocating selected stores to better locations. We are prioritizing improvement in overall profitability and developing a future state plan for infrastructure that complements our omni-channel concept and improves the customer experience. Annually, we anticipate a small amount of store closures and limited store openings as we execute our store strategy over the next several years.

The following table summarizes store information for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
New store openings	—	1
Permanent store closings	16	16
Store relocations	1	—
Decrease in store units	(4.6)%	(4.2)%
Decrease in store square footage	(4.0)%	(3.5)%

The following table summarizes store information as of February 3, 2024 and January 28, 2023:

	As of February 3, 2024	As of January 28, 2023
Number of stores	330	346
Square footage	2,677,439	2,790,128
Average square footage per store	8,113	8,064

Cash Flow

Our cash and cash equivalents were $3.8 million and $5.2 million at February 3, 2024 and January 28, 2023, respectively, mainly reflecting our strategy to keep cash and cash equivalents at low levels in order to minimize the amount of borrowings on our credit agreements. Our objective is to finance our operating activities for fiscal 2024 with borrowings available under our credit agreements and cash flows from operations. We anticipate minimal uses of cash from investing activities in fiscal 2024. Due to the seasonal nature of our product flow and our borrowing capacity being limited by a percentage of eligible inventory and eligible credit card receivables, less reserves and an excess required availability covenant, we anticipate a very disciplined approach to cash flow management throughout fiscal 2024, as we execute our financial turnaround strategy.

Fiscal 2023 Compared to Fiscal 2022

Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of net sales for the periods indicated:

	Fiscal 2023		Fiscal 2022		Change	
	$	%	$	%	$	%
Net sales	$ 468,690	100.0%	$ 498,825	100.0%	$ (30,135)	(6.0)%
Cost of sales	341,700	72.9	379,036	76.0	(37,336)	(9.9)
Gross profit	126,990	27.1	119,789	24.0	7,201	6.0
Operating expenses:						
Compensation and benefits	82,152	17.5	85,231	17.1	(3,079)	(3.6)
Other operating expenses	62,863	13.4	69,183	13.9	(6,320)	(9.1)
Depreciation (exclusive of depreciation included in cost of sales)	4,522	1.0	6,055	1.2	(1,533)	(25.3)
Asset impairment	1,867	0.4	2,071	0.4	(204)	(9.9)
Operating loss	(24,414)	(5.2)	(42,751)	(8.6)	18,337	(42.9)
Interest expense	3,317	0.7	1,735	0.4	1,582	91.2
Other income	(499)	(0.1)	(335)	(0.1)	(164)	49.0
Loss before income taxes	(27,232)	(5.8)	(44,151)	(8.9)	16,919	(38.3)
Income tax expense	519	0.1	543	0.1	(24)	(4.4)
Net loss	$ (27,751)	(5.9)%	$ (44,694)	(9.0)%	$ 16,943	(37.9)%

Net sales. Net sales decreased 6.0% to $468.7 million in fiscal 2023 compared to $498.8 million in fiscal 2022. The net sales decrease of $30.1 million in fiscal 2023 was primarily due to a consolidated comparable sales decrease of $23.1 million and a non-comparable sales decrease of $13.6 million, primarily related to store closures, partially offset by $6.6 million in sales due to the extra week in fiscal 2023. Comparable sales decreased mainly due to a decrease in traffic and average ticket in stores and online, partially offset by an increase in conversion. On a 52-week basis, comparable store sales decreased 2.9% and comparable e-commerce sales decreased 9.8%, for a consolidated comparable sales decrease of 4.8%. In fiscal 2023, e-commerce sales were 25.8% of our net sales. Merchandise categories performing below prior period levels include wall décor and furniture, while decorative accessories and gift performed above prior period levels.

Gross profit. Gross profit as a percentage of net sales improved 310 basis points from 24.0% in fiscal 2022 to 27.1% in fiscal 2023. The overall improvement in gross profit margin was due to favorable merchandise margin, depreciation expense, outbound freight costs and distribution center costs, partially offset by unfavorable store occupancy expense. Merchandise margin increased approximately 270 basis points from 51.4% in fiscal 2022 to 54.1% in fiscal 2023 mainly due to the lower inbound freight costs and lower inventory levels, along with improved product flow. Depreciation of store and distribution center assets decreased approximately 50 basis points to 1.6% of net sales in fiscal 2023 due to certain assets becoming fully depreciated. Outbound freight costs, including both store and e-commerce shipping expenses, decreased approximately 40 basis points to 7.6% of net sales primarily due to lower inventory levels and fewer shipping routes to the stores. Distribution center costs decreased approximately 40 basis points to 5.5% of net sales due to lower operating costs because of the lower inventory levels and the closure of our North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate our operations. Store occupancy costs increased approximately 90 basis points to 12.3% of net sales due to the sales deleverage on these fixed costs.

Compensation and benefits. Compensation and benefits as a percentage of net sales increased approximately 40 basis points from 17.1% in fiscal 2022 to 17.5% in fiscal 2023, primarily due to the deleverage of store payroll expenses.

Other operating expenses. Other operating expenses as a percentage of net sales decreased approximately 50 basis points from 13.9% in fiscal 2022 to 13.4% in fiscal 2023. The decrease as a percentage of net sales was primarily related to a reduction in advertising expenses.

Income tax expense. We recorded income tax expense of $0.5 million, or 1.9% of the loss before income taxes, during fiscal 2023 compared to income tax expense of $0.5 million, or 1.2% of the loss before income taxes, during the prior year period. We have a full valuation allowance against all deferred tax assets including federal and state net operating loss carry-forwards. Income tax expense in both periods is primarily related to current state income tax expense. See "Item 8. Financial Statements and Supplementary Data – Note 3 — Income Taxes" for further discussion.

Net loss. As a result of the foregoing, we reported net loss of $27.8 million, or $2.16 per diluted share, for fiscal 2023 compared to net loss of $44.7 million, or $3.52 per diluted share, for fiscal 2022.

Non-GAAP Financial Measures

To supplement our audited consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), we provide certain non-GAAP financial measures, including EBITDA, adjusted EBITDA and adjusted operating loss. These measures are not in accordance with, and are not intended as alternatives to, GAAP financial measures. We use these non-GAAP financial measures internally in analyzing our financial results and believe that they provide useful information to analysts and investors, as a supplement to GAAP financial measures, in evaluating our operational performance.

We define EBITDA as net loss before interest and the provision for income tax, which is equivalent to operating loss, adjusted for depreciation and asset impairment, adjusted EBITDA as EBITDA with non-GAAP adjustments and adjusted operating loss as adjusted EBITDA including depreciation.

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Each non-GAAP financial measure has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of the Company's results as reported under GAAP. The Company's non-GAAP adjustments remove stock-based compensation expense, due to the non-cash nature of this expense, and remove severance and lease termination costs, as those expenses can fluctuate based on the needs of the business and do not represent a normal, recurring operating expense.

The following table shows a reconciliation of operating loss to EBITDA, adjusted EBITDA and adjusted operating loss for the 53 weeks ended February 3, 2024 and the 52 weeks ended January 28, 2023:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Operating loss	$ (24,414)	$ (42,751)
Depreciation	11,980	16,522
Asset impairment[1]	1,867	2,071
EBITDA	(10,567)	(24,158)
Non-GAAP adjustments:		
Total adjustments in cost of sales[2]	—	46
Stock-based compensation expense[3]	1,186	1,961
Severance charges[4]	995	839
Total adjustments in operating expenses	2,181	2,800
Total non-GAAP adjustments	2,181	2,846
Adjusted EBITDA	(8,386)	(21,312)
Depreciation	11,980	16,522
Adjusted operating loss	$ (20,366)	$ (37,834)

[1] Asset impairment charges are related to property and equipment, software costs, cloud computing implementation costs and other assets. Asset impairment was previously shown as a non-GAAP adjustment. The current presentation includes asset impairment as a reconciling item between operating loss and EBITDA. Prior periods have been reclassified to conform to the current period presentation.

[2] Costs associated with asset disposals, closed store and lease termination costs.

[3] Stock-based compensation expense includes amounts expensed related to equity incentive plans.

(4) Severance charges include expenses related to severance agreements and permanent store closure compensation costs.

Liquidity and Capital Resources

Our principal capital requirements are for working capital and capital expenditures. Working capital consists mainly of merchandise inventories offset by accounts payable, which typically reach their peak in the early portion of the fourth quarter of each fiscal year. Capital expenditures primarily relate to technology and omni-channel projects, distribution center and supply chain enhancements, new or relocated stores and existing store refreshes, remodels and maintenance. Historically, we have funded our working capital and capital expenditure requirements with internally generated cash and borrowings under our asset-based revolving credit facility. In fiscal 2023, we entered into an additional asset-based delay-draw term loan to provide additional liquidity, as internally generated cash and borrowings under our existing asset-based revolving credit facility will not provide enough liquidity to effectively execute our financial turnaround strategy in fiscal 2024.

Cash flows from operating activities. Net cash used in operating activities was $14.5 million in fiscal 2023 compared to $18.2 million in fiscal 2022. Cash flows from operating activities depends heavily on operating performance and changes in working capital. The decrease in the amount of cash flows used in operations in fiscal 2023 compared to fiscal 2022 was primarily due to improved operating performance, partially offset by changes in working capital.

Cash flows from investing activities. Net cash used in investing activities was approximately $4.6 million and $8.1 million for fiscal 2023 and 2022, respectively.

The table below sets forth capital expenditures by category (in thousands) for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Technology and omni-channel projects	$ 1,896	$ 4,066
Existing store refreshes, remodels and maintenance	1,671	2,134
New and relocated stores	829	404
Corporate	269	399
Distribution center and supply chain enhancements	114	1,117
Total capital expenditures	$ 4,779	$ 8,120

The capital expenditures in fiscal 2023 related primarily to technology and omni-channel projects, existing store refreshes, remodels and maintenance and new and relocated stores. The capital expenditures in fiscal 2022 related primarily to technology and omni-channel projects, existing store refreshes, remodels and maintenance and distribution center and supply chain enhancements. We expect minimal capital expenditures in fiscal 2024.

Cash flows from financing activities. Net cash provided by financing activities was $17.7 million and $6.4 million in fiscal 2023 and 2022, respectively. During fiscal 2023 and 2022, we borrowed a net $19.0 million and $15.0 million, respectively, under our revolving credit facility. During fiscal 2022, we repurchased and retired approximately $6.3 million shares of common stock, while we had no share repurchases in fiscal 2023.

Credit agreements. On March 31, 2023, we entered into a Third Amended and Restated Credit Agreement (the "2023 Credit Agreement") with Bank of America, N.A., as administrative agent and collateral agent, and lender. The 2023 Credit Agreement amended the previous Second Amended and Restated Credit Agreement (the "2019 Credit Agreement") from a $75.0 million senior secured revolving credit facility to a $90.0 million senior secured revolving credit facility. The 2023 Credit Agreement contains substantially similar terms and conditions as the 2019 Credit Agreement including a swingline availability of $10.0 million, a $25.0 million incremental accordion feature and extended its maturity date to March 2028. The fee paid to the lenders on the unused portion of the 2023 Credit Agreement is 25 basis points when usage is greater than 50% of the facility amount; otherwise, the fee on the unused portion is 37.5 basis points per annum. Under the 2019 Credit Agreement, the fee on the unused portion was 25 basis points per annum.

On January 25, 2024, we entered into a First Amendment to the Third Amended and Restated Credit Agreement that increased the advance rate and allowed us to enter into a new Term Loan Credit Agreement. Subsequent to January 25, 2024, advances under the 2023 Credit Agreement accrue interest at an annual rate equal to the Secured Overnight Financing Rate ("SOFR") plus a margin of 275 basis points with no SOFR floor. Upon the demonstration that our fixed charge coverage ratio is greater than 1.0 to 1.0 on a trailing twelve-month basis, the interest rate permanently decreases on the 2023 Credit Agreement to SOFR plus a margin of 225 basis points. Prior to January 25, 2024, advances under the 2023 Credit Agreement accrued interest at an annual rate equal to SOFR plus a margin ranging from 200 to 250 basis points with no SOFR floor. Advances under the 2019 Credit Agreement accrued interest at an annual rate equal to SOFR, or the London Interbank Offered Rate ("LIBOR") through December 16, 2022, plus a margin ranging from 125 to 175 basis points with no SOFR or LIBOR floor.

We are subject to a Second Amended and Restated Security Agreement ("Security Agreement") with our lenders. Pursuant to the Security Agreement, we pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of our assets to secure the payment and performance of the obligations under the 2023 and 2019 Credit Agreements.

On January 25, 2024, we entered into a Term Loan Credit Agreement with Gordon Brothers Group (the "Term Loan Lender"), via an affiliate entity, 1903P Loan Agent, LLC, as administrative agent and lender. The Term Loan Credit Agreement provides for a $12.0 million, "first-in, last-out" delayed-draw asset-based term loan (the "Term Loan"). The indebtedness under the Term Loan is subordinated in most respects to the 2023 Credit Agreement. We are required to draw at least $5.0 million ("Tranche A Loan") on or before April 1, 2024. If we make the initial draw of the Tranche A Loan on or before April 1, 2024, thereafter and through January 31, 2028, we will be permitted to make additional draws of the Term Loan of up to $7.0 million, in increments of $1.0 million (the "Tranche B Loan"). The Term Loan will mature in March 2028, coterminous with the 2023 Credit Agreement. From closing until the applicable adjustment date, the interest rate of the Term Loan will be one-month term SOFR, plus a margin of 9.50%. Following the applicable adjustment date, the interest rate will increase to one-month term SOFR, plus a margin of 11.50%. The adjustment date shall be on the first anniversary of the closing, unless the parties enter into a lease renegotiation services agreement with an affiliate of the Term Loan Lender within 90 days after closing, in which case the adjustment date will be on the second anniversary of the closing.

Borrowings under the 2023 Credit Agreement and the Term Loan Credit Agreement are subject to certain conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the 2023 Credit Agreement and the Term Loan Credit Agreement may be declared immediately due and payable. The maximum availability under the 2023 Credit Agreement and the Term Loan Credit Agreement is limited by a borrowing base formula, which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves and an excess required availability covenant, which limits the borrowing base formula by the greater of 10% of the combined borrowing base formula or $8.0 million.

As of February 3, 2024, we were in compliance with the covenants in the 2023 Credit Agreement and the Term Loan Credit Agreement. As of February 3, 2024 and January 28, 2023, there were $34.0 million and $15.0 million in outstanding borrowings under the 2023 or 2019 Credit Agreement, respectively. There were no borrowings under the Term Loan Credit Agreement and no letters of credit outstanding at either February 3, 2024 or January 28, 2023. As of February 3, 2024, we had approximately $18.1 million available for borrowing under the 2023 Credit Agreement and the Term Loan Credit Agreement, after the minimum required excess availability covenant.

Subsequent to February 3, 2024, we borrowed a net additional $6.0 million under the 2023 Credit Agreement and $5.0 million under the Term Loan Credit Agreement.

While we anticipate that we will be managing cash flow tightly throughout fiscal 2024, as we execute our financial turnaround strategy, we believe that the combination of availability under our 2023 Credit Agreement and our Term Loan Credit Agreement, our cash balances, cash flow from operations, including reductions in operating expenses, will be sufficient to fund our working capital requirements for at least the next twelve months.

Share repurchase plans. On December 3, 2020, September 2, 2021 and January 6, 2022, we announced that our Board of Directors authorized share repurchase plans providing for the purchase in the aggregate of up to $20.0

million, $20.0 million and $30.0 million, respectively, of our outstanding common stock. Repurchases of shares are made in accordance with applicable securities laws and may be made from time to time in the open market or by negotiated transactions. The amount and timing of repurchases are based on a variety of factors, including stock price, regulatory limitations and other market and economic factors. The share repurchase plans do not require us to repurchase any specific number of shares, and we may terminate the repurchase plans at any time. As of February 3, 2024, we had approximately $26.3 million remaining under the January 6, 2022 share repurchase plan.

The table below sets forth selected share repurchase plan information (in thousands, except share amounts) for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Shares repurchased and retired	—	479,966
Share repurchase cost	$ —	$ 6,253

Seasonality and Quarterly Results

We have historically experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results. We believe this is the general pattern typical of our segment of the retail industry and expect that this pattern will continue in the future. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of store closings and openings, customer traffic changes, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful, and the results for any quarter are not necessarily indicative of future results.

Our strongest sales period is the fourth quarter of our fiscal year when we generally realize a disproportionate amount of our net sales and a substantial majority of our operating and net income. In anticipation of the increased sales activity during the fourth quarter of our fiscal year, we purchase large amounts of inventory and hire temporary employees for our stores. Our operating performance could suffer if net sales were below seasonal norms during the fourth quarter of our fiscal year.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and the results of our operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates that affect the reported amounts contained in the financial statements and related disclosures. We base our estimates on historical experience and on various other assumptions, which are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Our critical accounting policies are discussed in the notes to our consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in the notes to our consolidated financial statements. The following discussion aggregates the various critical accounting policies addressed throughout the financial statements, the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions.

Inventory valuation — Our inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of our inventory is affected by reserves for shrinkage, damages and obsolescence.

We estimate as a percentage of sales the amount of inventory shrinkage that has occurred between the most recently completed physical inventory count and the end of the financial reporting period based upon historical physical inventory count results. Management adjusts these estimates based on changes, if any, in the trends yielded by our physical inventory counts, which occur during the fiscal year. Historically, the variation between our recorded estimates and observed results has been insignificant, and although possible, significant future variation is not expected. If our estimated shrinkage reserve varied by 10% from the amount recorded, the carrying value of inventory would have changed approximately $210,000 as of February 3, 2024.

We also evaluate the cost of our inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that we do not carry inventory at a value in excess of the amount we expect to realize upon the sale of the merchandise. Our reserves for excess and obsolete inventory reduce merchandise inventory to the lower of cost or net realizable value based upon our historical experience of selling goods below cost. Historically, the variation between our estimates to account for excess and obsolete inventory and actual results has been insignificant. As of February 3, 2024, our reserve for excess and obsolete inventory was approximately $929,000.

Impairment of long-lived assets — We evaluate the recoverability of the carrying amounts of long-lived assets, including lease right-of-use assets, whenever events or changes in circumstances indicate that the carrying values may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the assets related to the stores. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, we record an impairment charge equal to the difference between the assets' fair value and carrying value. The fair value is estimated using a discounted cash flow approach considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. The amount of the impairment charge is allocated proportionately to all assets in the asset group with no asset written down below its individual fair value. We estimate the individual fair value of long-lived fixed assets based on orderly liquidation value and the individual fair value of lease right-of-use assets based on market participant rents.

Our asset impairment charges were $1.9 million and $2.1 million for fiscal 2023 and 2022, respectively. If our estimates and assumptions used in estimating future cash flows and asset fair values change or our operating results deteriorate, we may be exposed to additional losses that could be material.

Insurance reserves — Workers' compensation and general liability insurance programs are predominately self-insured. It is our policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and actuarial methods. The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience and judgments about the present and expected levels of cost per claim. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. As of February 3, 2024 and January 28, 2023, our self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to workers' compensation and general liability insurance programs were $4.2 million and $3.8 million, respectively.

Actuarial methods are used to develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet dates. Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management; and, as a result, these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be understated or overstated. For instance, a 10% change in our self-insurance liabilities would have affected pre-tax loss by approximately $417,000 for fiscal 2023.

Income taxes — Deferred tax assets and liabilities are recognized based on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. We record valuation allowances to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on our judgment, estimates and assumptions regarding those future events. In the event we were to determine that we would not be able to realize all or a portion of the net deferred tax assets in the future, we would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future, in excess of the net carrying amounts, then we would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual events and prior estimates and judgments could result in adjustments to this valuation allowance. As of February 3, 2024 and January 28, 2023, we have a full valuation allowance against deferred tax assets, as we have a three-year cumulative loss before income taxes.

Our income tax returns are subject to audit by local, state and federal tax authorities, which include questions regarding our tax filing positions including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax exposures associated with our filing positions, we record reserves for probable exposures. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differ from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available. Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions and whether or not the minimum requirements for recognition of tax benefits have been met. We do not believe that there is a reasonable likelihood that there will be a material change in the reserves established for tax benefits not recognized. Although we believe our judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. We have no unrecognized tax benefit reserve as of February 3, 2024.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Interest Rate Risk

We are exposed to interest rate changes, primarily as a result of borrowings under our 2023 and 2019 Credit Agreements and our Term Loan Credit Agreement, as discussed in "Item 8. Financial Statements and Supplementary Data – Note 4 — Credit Agreements and Note 12 — Subsequent Events," which bear interest based on variable rates. As of February 3, 2024 and January 28, 2023, we had $34.0 million and $15.0 million, respectively, of outstanding borrowings under our 2023 and 2019 Credit Agreements. We had no borrowings under our Term Loan Credit Agreement at February 3, 2024. We incurred interest expense of approximately $3.3 million and $1.7 million in fiscal 2023 and 2022, respectively, due to rising interest rates and higher borrowings. Subsequent to February 3, 2024, we borrowed a net additional $6.0 million under our 2023 Credit Agreement and $5.0 million under our Term Loan Credit Agreement.

We manage cash and cash equivalents in various institutions at levels beyond federally insured limits per institution, and we may purchase investments not guaranteed by the FDIC. Accordingly, there is a risk that we will not recover the full principal of our investments or that their liquidity may be diminished.

We were not engaged in any foreign exchange contracts, hedges, interest rate swaps, derivatives or other similar financial instruments as of February 3, 2024.

Purchase Price Volatility

Although we cannot determine the full effect of inflation and deflation on our operations, we believe our sales and results of operations are affected by both. We are subject to market risk with respect to the pricing of certain products and services, as well as duties, tariffs, diesel fuel and transportation services. Therefore, we may experience both inflationary and deflationary pressure on product costs, which may affect consumer demand and, as a result, sales and gross margin. Our strategy is to reduce or mitigate the effect of purchase price volatility by taking advantage of economies of scale from increased volume of purchases, adjusting retail prices and selectively buying from the most competitive vendors without sacrificing quality.

Item 8. *Financial Statements and Supplementary Data*

      The financial statements and schedules set forth below are filed on the indicated pages as part of this annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kirkland's, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kirkland's, Inc. (the Company) as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter	***Estimate of Workers' Compensation Self-Insurance Reserves*** At February 3, 2024, the Company's reserve for workers' compensation self-insurance risks was $4.2 million. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of risk for its workers' compensation exposure. Accordingly, provisions are recorded based upon periodic estimates of such losses, as determined by management. The future claims costs for the workers' compensation exposure are estimated using actuarial methods that consider assumptions for a number of factors including, but not limited to, historical claims experience and loss development factors. Auditing management's estimate of the recorded workers' compensation reserve was complex and judgmental due to the significant assumptions and judgments required by management to project the exposure for incurred claims that remain unresolved, including those which have been incurred but not yet reported to the Company.
How We Addressed the Matter in Our Audit	To test the Company's estimate of the workers' compensation reserve, we performed audit procedures that included, among others, assessing the actuarial valuation methodologies utilized by management, testing the significant assumptions described above, testing the related underlying data used by the Company in its evaluation for completeness and accuracy, and testing the mathematical accuracy of the calculations. Our audit procedures also included, among others, comparing the significant assumptions used by management to industry accepted actuarial assumptions and reassessing the accuracy of management's historical estimates utilized in prior period evaluations. We involved our actuarial valuation specialists to assist in assessing the valuation methodologies and significant assumptions noted above and to develop an independent range of estimates for the workers' compensation reserve which we then compared to management's estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Nashville, Tennessee
March 29, 2024

KIRKLAND'S, INC.
CONSOLIDATED BALANCE SHEETS

	February 3, 2024	January 28, 2023
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,805	$ 5,171
Inventories, net	74,090	84,071
Prepaid expenses and other current assets	7,614	5,089
Total current assets	85,509	94,331
Property and equipment:		
Equipment	19,144	19,614
Furniture and fixtures	63,823	66,906
Leasehold improvements	100,393	103,525
Computer software and hardware	78,580	81,685
Projects in progress	647	743
Property and equipment, gross	262,587	272,473
Accumulated depreciation	(232,882)	(233,797)
Property and equipment, net	29,705	38,676
Operating lease right-of-use assets	126,725	134,525
Other assets	8,634	6,714
Total assets	$ 250,573	$ 274,246
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 46,010	$ 43,739
Accrued expenses	23,163	26,069
Operating lease liabilities	40,018	41,499
Total current liabilities	109,191	111,307
Operating lease liabilities	99,772	114,613
Revolving line of credit	34,000	15,000
Other liabilities	4,486	3,553
Total liabilities	247,449	244,473
Commitments and contingencies (Note 8)	—	—
Shareholders' equity:		
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding at February 3, 2024, and January 28, 2023	—	—
Common stock, no par value, 100,000,000 shares authorized; 12,926,022 and 12,754,368 shares issued and outstanding at February 3, 2024, and January 28, 2023, respectively	176,552	175,450
Accumulated deficit	(173,428)	(145,677)
Total shareholders' equity	3,124	29,773
Total liabilities and shareholders' equity	$ 250,573	$ 274,246

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		53 Weeks Ended February 3, 2024		52 Weeks Ended January 28, 2023		52 Weeks Ended January 29, 2022
		(In thousands, except per share data)				
Net sales	$	468,690	$	498,825	$	558,180
Cost of sales		341,700		379,036		369,752
Gross profit		126,990		119,789		188,428
Operating expenses:						
Compensation and benefits		82,152		85,231		84,931
Other operating expenses		62,863		69,183		70,786
Depreciation (exclusive of depreciation included in cost of sales)		4,522		6,055		6,612
Asset impairment		1,867		2,071		754
Total operating expenses		151,404		162,540		163,083
Operating (loss) income		(24,414)		(42,751)		25,345
Interest expense		3,317		1,735		320
Other income		(499)		(335)		(344)
(Loss) income before income taxes		(27,232)		(44,151)		25,369
Income tax expense		519		543		3,343
Net (loss) income	$	(27,751)	$	(44,694)	$	22,026
(Loss) earnings per share:						
Basic	$	(2.16)	$	(3.52)	$	1.61
Diluted	$	(2.16)	$	(3.52)	$	1.51
Weighted average shares outstanding:						
Basic		12,871		12,703		13,670
Effect of dilutive common stock equivalents		—		—		945
Diluted		12,871		12,703		14,615

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount		
	(In thousands, except share data)			
Balance at January 30, 2021	14,292,250	$ 174,391	$ (79,469)	$ 94,922
Exercise of stock options	49,454	177	—	177
Restricted stock issued	120,468	—	—	—
Net share settlement of stock options and restricted stock units	(21,504)	(379)	—	(379)
Stock-based compensation expense	—	1,667	—	1,667
Repurchase and retirement of common stock	(1,809,321)	—	(37,287)	(37,287)
Net income	—	—	22,026	22,026
Balance at January 29, 2022	12,631,347	175,856	(94,730)	81,126
Exercise of stock options	2,705	16	—	16
Restricted stock issued	826,423	—	—	—
Net share settlement of stock options and restricted stock units	(226,141)	(2,383)	—	(2,383)
Stock-based compensation expense	—	1,961	—	1,961
Repurchase and retirement of common stock	(479,966)	—	(6,253)	(6,253)
Net loss	—	—	(44,694)	(44,694)
Balance at January 28, 2023	12,754,368	175,450	(145,677)	29,773
Restricted stock issued	202,967	—	—	—
Net share settlement of restricted stock units	(31,313)	(84)	—	(84)
Stock-based compensation expense	—	1,186	—	1,186
Net loss	—	—	(27,751)	(27,751)
Balance at February 3, 2024	12,926,022	$ 176,552	$ (173,428)	$ 3,124

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	53 Weeks Ended February 3, 2024		52 Weeks Ended January 28, 2023		52 Weeks Ended January 29, 2022
			(In thousands)		
Cash flows from operating activities:					
Net (loss) income	$	(27,751)	$	(44,694)	$ 22,026
Adjustments to reconcile net (loss) income to net cash used in operating activities:					
Depreciation of property and equipment		11,980		16,522	20,431
Amortization of debt issuance costs		124		91	91
Asset impairment charge		1,867		2,071	754
Loss on disposal of property and equipment		9		185	195
Stock-based compensation expense		1,186		1,961	1,667
Changes in assets and liabilities:					
Inventories, net		9,981		29,958	(51,946)
Prepaid expenses and other current assets		(2,525)		5,448	(2,259)
Accounts payable		2,186		(18,192)	6,455
Accrued expenses		(3,146)		(4,742)	(6,643)
Operating lease assets and liabilities		(8,585)		(6,269)	(19,412)
Other assets and liabilities		198		(490)	(2,144)
Net cash used in operating activities		(14,476)		(18,151)	(30,785)
Cash flows from investing activities:					
Proceeds from sale of property and equipment		148		59	68
Capital expenditures		(4,779)		(8,120)	(7,128)
Net cash used in investing activities		(4,631)		(8,061)	(7,060)
Cash flows from financing activities:					
Borrowings on revolving line of credit		64,000		60,000	—
Repayments on revolving line of credit		(45,000)		(45,000)	—
Debt issuance costs		(1,175)		—	—
Cash used in net share settlement of stock options and restricted stock units		(84)		(2,383)	(379)
Proceeds received from employee stock option exercises		—		16	177
Repurchase and retirement of common stock		—		(6,253)	(37,287)
Net cash provided by (used in) financing activities		17,741		6,380	(37,489)
Cash and cash equivalents:					
Net decrease		(1,366)		(19,832)	(75,334)
Beginning of the year		5,171		25,003	100,337
End of the year	$	3,805	$	5,171	$ 25,003
Supplemental cash flow information:					
Interest paid	$	3,290	$	1,413	$ 201
Income taxes paid		561		2,070	3,664
Supplemental schedule of non-cash activities:					
Non-cash accruals for purchases of property and equipment	$	504	$	699	$ 1,303
Non-cash accruals for debt issuance costs		1,180		—	—
Increase in operating lease liabilities from new or modified leases		28,563		47,203	5,802

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND'S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Significant Accounting Policies

Nature of business — Kirkland's is a specialty retailer of home décor and furnishings in the United States operating 330 stores in 35 states as of February 3, 2024, as well as an e-commerce website, www.kirklands.com, under the Kirkland's Home brand.

Principles of consolidation — The consolidated financial statements of the Company include the accounts of Kirkland's, Inc. and its wholly-owned subsidiaries Kirkland's Stores, Inc., Kirkland's DC, Inc. and Kirkland's Texas, LLC. Significant intercompany accounts and transactions have been eliminated.

Use of estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

Changes in estimates are recognized in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include, but are not limited to, impairment assessments on long-lived assets, inventory reserves, self-insurance reserves and deferred tax asset valuation allowances.

Fiscal year — The Company's fiscal year is comprised of the 52 or 53-week period ending on the Saturday closest to January 31. Accordingly, fiscal 2023, 2022 and 2021 represented the 53 weeks ended on February 3, 2024, the 52 weeks ended on January 28, 2023 and the 52 weeks ended on January 29, 2022, respectively.

Reclassifications — Certain amounts in the fiscal 2022 and 2021 consolidated statement of cash flows in the cash flows from operating activities section have been reclassified to conform to the fiscal 2023 presentation. Income taxes refundable is no longer material to be presented as a separate line item and has been reclassified into either prepaid and other current assets or accrued expenses.

Cash and cash equivalents — Cash and cash equivalents consist of cash on deposit in banks and payments due from banks for customer credit cards, as they generally settle within 24-48 hours.

Inventory — The Company's inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of our inventory is affected by reserves for shrinkage, damages and obsolescence.

The Company incurs various types of warehousing, transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of inventories and recognized as a component of cost of sales as the related inventory is sold. As of February 3, 2024 and January 28, 2023, there were $5.7 million and $6.3 million, respectively, of distribution center costs included in inventory on the consolidated balance sheets.

The Company estimates as a percentage of sales the amount of inventory shrinkage that has occurred between the most recently completed physical inventory count and the end of the financial reporting period based upon historical physical inventory count results. The Company adjusts these estimates based on changes, if any, in the trends yielded by its physical inventory counts, which occur during the fiscal year. The reserve for estimated inventory shrinkage was $2.1 million and $1.6 million as of February 3, 2024 and January 28, 2023, respectively.

The Company estimates a reserve for unknown damaged inventory based on historical damage data. Management adjusts these estimates based on any changes in actual damage results. The reserve for estimated damaged inventory was approximately $775,000 and $1.0 million as of February 3, 2024 and January 28, 2023, respectively.

The Company also evaluates the cost of inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that inventory is not carried at a value in excess of the amount expected to be realized upon the sale of the merchandise. As of February 3, 2024 and January 28, 2023, the reserve for excess and obsolescence was approximately $929,000 and $181,000, respectively.

The Company receives various payments and allowances from vendors, including rebates and other credits. The amounts received are subject to the terms of vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions and changes in the profitability, quality or sell-through of the related merchandise. For all such vendor allowances, the Company records the vendor funds as a reduction of inventories. As the related inventory is sold, such allowances and credits are recognized as a reduction to cost of sales.

Prepaid expenses and other current assets — The Company recognizes assets for expenses paid but not yet incurred, as well as other items such as miscellaneous receivables. As of February 3, 2024 and January 28, 2023, prepaid expenses and other current assets on the consolidated balance sheets included receivables of approximately $2.6 million and $842,000, respectively.

Property and equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are generally depreciated over five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term, typically ranging from five to 10 years. Maintenance and repairs are expensed as incurred, and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal of the related asset.

Cost of internal use software — The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the application development stage. The Company expenses costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are amortized on a straight-line basis over an estimated life of three to 10 years. For fiscal years 2023, 2022 and 2021, the Company recorded approximately $4.8 million, $6.4 million and $7.1 million, respectively, for depreciation of capitalized software. The net book value of these assets totaled $11.3 million and $15.5 million at the end of fiscal years 2023 and 2022, respectively. Property and equipment included capitalized computer software currently under development of approximately $49,000 and $400,000 as of February 3, 2024 and January 28, 2023, respectively.

Asset retirement obligations — The Company recognizes a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. The Company's AROs are primarily associated with leasehold improvements, which, at the end of a lease, the Company is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is estimated based on various assumptions requiring management's judgment and is accreted to its projected future value over time. The capitalized asset is depreciated using the convention for depreciation of leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statements of operations. As of February 3, 2024 and January 28, 2023, the liability for asset retirement obligations was approximately $663,000 and $724,000, respectively, and the asset was approximately $86,000 and $115,000, respectively.

Leases — Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of future lease payments. Operating lease assets represent the Company's right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment, if any, of operating lease assets. To determine the present value of lease payments not yet paid at lease commencement or modification, the Company uses the collateralized incremental borrowing rate corresponding to the reasonably certain lease term. The Company estimates its collateralized incremental borrowing rate based upon a synthetic credit rating and yield curve analysis. See "Note 5 — Leases" for further discussion.

Impairment of long-lived assets — The Company evaluates the recoverability of the carrying amounts of long-lived assets, including lease right-of-use assets, when events or changes in circumstances dictate that their carrying values may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the assets related to the stores. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference between the assets' fair value and carrying value. The fair value is estimated using a discounted cash flow approach considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. The amount of the impairment charge is allocated proportionately to all assets in the asset group, with no asset written down below its individual fair value. The Company estimates the individual fair value of long-lived fixed assets based on orderly liquidation value and the individual fair value of lease right-of-use assets based on market participant rents. See "Note 10 — Impairment" for further discussion.

Insurance reserves — Workers' compensation, general liability and employee medical insurance programs are predominately self-insured. It is the Company's policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and actuarial methods. Actual results can vary from estimates for many reasons, including, changes in our assumptions about health care costs, the severity of accidents, the average size of claims and other factors. The Company monitors its claims experience in light of these factors and revises its estimates of insurance reserves accordingly. The level of insurance reserves may increase or decrease as a result of these changing circumstances or trends. As of February 3, 2024 and January 28, 2023, the Company's self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to workers' compensation and general liability were $4.2 million and $3.8 million, respectively. As of February 3, 2024 and January 28, 2023, the Company's self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to employee medical insurance were approximately $456,000 and $701,000, respectively.

Net sales — The Company recognizes revenue at the time of sale of merchandise to customers in its stores. E-commerce revenue is recorded at the estimated time of delivery to the customer. Net sales includes the sale of merchandise, net of returns, shipping revenue, gift card breakage revenue and revenue earned from our private label credit card program and excludes sales taxes.

Sales returns reserve — The Company reduces net sales and estimates a liability for sales returns based on historical return trends, and the Company believes that its estimate for sales returns is an accurate reflection of future returns associated with past sales. However, as with any estimate, refund activity may vary from estimated amounts. The Company had a liability of approximately $1.5 million reserved for sales returns at both February 3, 2024 and January 28, 2023, included in accrued expenses on the consolidated balance sheets. The related sales return reserve products recovery asset included in prepaid expenses and other current assets on the consolidated balance sheets was approximately $710,000 and $705,000 at February 3, 2024 and January 28, 2023, respectively.

Deferred e-commerce revenue — E-commerce revenue is deferred until the customer takes possession of the merchandise and the sale is complete, as the Company receives payment before completion of its customer obligations. Deferred revenue related to e-commerce orders that have been shipped but not estimated to be received by customers included in accrued expenses on the consolidated balance sheets was approximately $750,000 and $685,000 at February 3, 2024 and January 28, 2023, respectively. The related contract assets, reflected in inventory on the consolidated balance sheets, totaled approximately $387,000 and $359,000 at February 3, 2024 and January 28, 2023, respectively. E-commerce shipping expenses are accounted for as fulfillment costs and are included in the consolidated statements of operations as a component of cost of sales.

Gift cards — Gift card sales are recognized as revenue when tendered for payment. While the Company honors all gift cards presented for payment, the Company determines the likelihood of redemption to be remote for certain gift card balances due to long periods of inactivity. The Company uses the redemption recognition method to account for breakage for unused gift card amounts where breakage is recognized as gift cards are redeemed for the purchase of goods based upon a historical breakage rate. In these circumstances, to the extent the Company determines there is no requirement for remitting unredeemed card balances to government agencies under unclaimed property laws, such amounts are recognized in the consolidated statements of operations as a component of net sales.

The table below sets forth selected gift card liability information (in thousands) for the periods indicated:

	February 3, 2024	January 28, 2023	January 29, 2022
Gift card liability, net of estimated breakage (included in accrued expenses)	$ 12,008	$ 14,077	$ 14,761

The table below sets forth selected gift card breakage and redemption information (in thousands) for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Gift card breakage revenue (included in net sales)	$ 2,195	$ 1,419	$ 1,425
Gift card redemptions recognized in the current period related to amounts included in the gift card contract liability balance as of the prior period	4,800	5,321	5,129

Customer loyalty program — The Company has established a loyalty program called the K-club, whereby members receive access to coupons, birthday rewards, monthly sweepstakes, sneak peeks, exclusive deals and more. The Company's loyalty program offers points to members on qualifying purchases that are converted into certificates that may be redeemed on future purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer under ASC 606, "Revenue from Contracts with Customers". The allocated consideration for the points earned by loyalty program members is deferred based on the standalone selling price of the points and recorded within accrued expenses on the consolidated balance sheet. The measurement of standalone selling prices takes into consideration the estimated points that will be converted to certificates and certificates that are expected to be redeemed, based on historical redemption patterns. This measurement is applied to the Company's portfolio of performance obligations for points earned, as all obligations have similar economic characteristics. The Company believes the impact to its consolidated financial statements would not be materially different if this measurement was applied to each individual performance obligation. Revenue is recognized for these performance obligations at a point in time when certificates are redeemed by the customer. These obligations generally relate to contracts with terms less than one year, as points generally expire on a rolling 12-month basis and certificates generally expire within two months from issuance. The related loyalty program deferred revenue included in accrued expenses on the consolidated balance sheets was approximately $1.4 million and $1.2 million as of February 3, 2024 and January 28, 2023, respectively.

Private label credit card — The Company has a private label credit card program for its customers. Each private label credit card bears the logo for the Kirkland's brand and can only be used at the Company's store locations and e-commerce channel. The card program is operated and managed by a third-party bank, Wells Fargo, that assumes all of the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts.

Pursuant to the private-label credit card program, the Company receives cash incentives in exchange for promised services, such as licensing our brand names and marketing the credit card program to customers. The Company can receive incentive payments for the achievement of certain private label credit card volumes and is also reimbursed for certain costs associated with the private label credit card. Funds received related to the Company's private label credit card program are recorded as net sales in the consolidated statements of operations. Services promised under these agreements are separate performance obligations. Revenue is recognized as the Company fulfills its performance obligations throughout the contract term.

Cost of sales — Cost of sales includes the cost of product purchased from vendors, inbound freight, receiving costs, inspection costs, warehousing costs, outbound freight, inventory damage and shrinkage, payroll and overhead associated with our distribution facility and its network, store occupancy costs and depreciation of leasehold improvements, equipment, and other property in the stores and distribution centers. Distribution facility costs, excluding depreciation, included in cost of sales were approximately $25.9 million, $29.5 million and $23.2 million for fiscal 2023, 2022 and 2021, respectively.

Compensation and benefits — Compensation and benefits includes all store and corporate office salaries, wages and incentive pay as well as stock compensation, employee health benefits, 401(k) plan benefits, social security and unemployment taxes.

Stock-based compensation — Stock-based compensation includes expenses associated with restricted stock unit grants, performance stock unit grants, stock option grants, and other transactions under the Company's stock plans. The Company recognizes compensation expense for its stock-based payments based on the fair value of the awards on the grant date. The expense is recorded on a straight-line basis over the vesting period within compensation and benefits in the consolidated statements of operations. See "Note 6 — Stock-Based Compensation" for further discussion.

Other operating expenses — Other operating expenses consist of such items as advertising, credit card processing costs, bank fees, utilities, professional fees, software maintenance costs, supplies, workers' compensation and general liability insurance, trash removal, maintenance and repairs, travel and various other store and corporate expenses.

Advertising expenses — Advertising costs are expensed in the period in which the related activity first takes place. These expenses include costs associated with specific marketing campaigns, direct mail, email communications, paid search, digital advertising, social media, public relations and in-store signage. Total advertising expense was $13.6 million, $18.3 million and $22.0 million for fiscal 2023, 2022 and 2021, respectively. Prepaid advertising costs were approximately $7,000 and $17,000 as of February 3, 2024 and January 28, 2023, respectively.

Income taxes — Deferred tax assets and liabilities are recognized based on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates and assumptions regarding those future events. In the event the Company was to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company was to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made. As of February 3, 2024 and January 28, 2023, the Company has a full valuation allowance against deferred tax assets, as the Company has a three-year cumulative loss before income taxes.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

The Company's income tax returns are subject to audit by local, state and federal tax authorities, and the Company is typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which the Company operates. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and experience with previous similar tax positions. The Company regularly reviews its tax reserves for these items and assesses the adequacy of the amount recorded. The Company evaluates potential exposures associated with its various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires estimation and measurement of the tax benefit as the largest amount that is more than 50% likely to be recognized upon settlement. See "Note 3 — Income Taxes" for further discussion.

Sales and use taxes — Governmental authorities assess sales and use taxes on the sale and purchase of goods and services. The Company excludes taxes collected from customers in its reported net sales results. Such amounts are reflected as accrued expenses until remitted to the taxing authorities.

Concentrations of risk — The Company has risk of geographic concentration with respect to the sourcing of its inventory purchases. Approximately 73% of the Company's inventory purchases in fiscal 2023 were from China.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company's cash balances are primarily on deposit at high credit quality financial institutions.

Fair value measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short maturities. The revolving line of credit approximates fair value due to the one, three or six-month interest terms. The Company also has a non-depleting collateral trust with the Company's workers' compensation and general liability insurance provider named as beneficiary. The assets in this trust are invested in financial instruments that would fall within Level 1 of the fair value hierarchy, and they are included in other assets on the consolidated balance sheets.

The Company measures certain assets at fair value on a non-recurring basis, including the evaluation of long-lived assets for impairment using Company-specific assumptions, including forecasts of projected financial information that would fall within Level 3 of the fair value hierarchy. The Company uses market participant rents (Level 2 input) to calculate the fair value of right-of-use assets and discounted future cash flows of the asset or asset group using a discount rate that approximates the cost of capital of a market participant (Level 2 input) to quantify fair value for other long-lived assets. See "Note 10 — Impairment" for further discussion.

(Loss) earnings per share — Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of shares outstanding during each period presented. Diluted (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of shares outstanding plus the dilutive effect of stock equivalents outstanding during the applicable periods using the treasury stock method. Diluted (loss) earnings per share reflects the potential dilution that could occur if options to purchase stock were exercised into common stock and if outstanding grants of restricted stock were vested. Stock options and restricted stock units that were not included in the computation of diluted earnings per share, because to do so would have been antidilutive, were approximately 689,000 shares, 571,000 shares and 134,000 shares for fiscal 2023, 2022 and 2021, respectively.

Comprehensive (loss) income — Comprehensive (loss) income does not differ from the consolidated net (loss) income presented in the consolidated statements of operations.

Operating segments — The Company is a specialty retailer of home décor that offers its products in its stores and on its website. The Company has determined that each of its stores and its e-commerce operations is an operating segment. The operating performance of all stores and e-commerce has been aggregated into one reportable segment. The Company's operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue. Across its store base, the Company operates one store format under the Kirkland's Home brand name in which each store offers the same general mix of merchandise with similar categories and similar customers. The Company believes that disaggregating its operating segments would not provide meaningful additional information.

Note 2 — Accrued Expenses

Accrued expenses are comprised of the following (in thousands):

	February 3, 2024	January 28, 2023
Gift cards	$ 12,008	$ 14,077
Workers' compensation and general liability reserves	2,062	1,948
Salaries and wages	1,952	3,514
Sales returns reserve	1,549	1,475
Sales taxes	1,543	999
Loyalty program deferred revenue	1,412	1,232
Deferred e-commerce revenue	750	685
Employee medical insurance reserves	456	701
Other	1,431	1,438
	$ 23,163	$ 26,069

Note 3 — Income Taxes

The Company's income tax expense is computed based on the federal statutory rates and the state statutory rates, net of related federal benefit. The Company's provision for income taxes consists of the following (in thousands):

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Current tax expense (benefit):			
Federal	$ 46	$ (153)	$ 3,269
State	473	696	74
Income tax expense	$ 519	$ 543	$ 3,343

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes. A reconciliation of income tax expense at the statutory federal income tax rate to the amount provided is as follows (in thousands):

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Tax at federal statutory rate	$ (5,719)	$ (9,272)	$ 5,327
State income taxes, net of federal benefit	(293)	(798)	942
Tax credits	(107)	(79)	(66)
Executive compensation	(23)	886	255
Stock based compensation programs	209	(1,296)	(644)
Valuation allowance	6,399	11,134	(2,494)
Other	53	(32)	23
Income tax expense	$ 519	$ 543	$ 3,343

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are included as part of other assets on the consolidated balance sheets. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	February 3, 2024		January 28, 2023	
Deferred tax assets:				
Operating lease liabilities	$	36,406	$	39,661
Accruals		2,090		1,327
Inventory valuation		277		346
Federal and state tax credit carryforwards		192		148
Federal and state net operating loss carryforwards		15,794		11,169
Impairment		1,321		1,321
Other		3,989		3,583
Total deferred tax assets		60,069		57,555
Valuation allowance for deferred tax assets		(21,206)		(14,690)
Net deferred tax assets		38,863		42,865
Deferred tax liabilities:				
Property and equipment		(5,974)		(7,737)
Operating lease right-of-use assets		(32,194)		(34,435)
Prepaid assets		(695)		(693)
Total deferred tax liabilities		(38,863)		(42,865)
Net deferred tax assets	$	—	$	—

As of February 3, 2024, the Company has a $61.9 million federal net operating loss carry-forward and $51.3 million of state net operating loss carry-forwards available to offset future taxable income. The federal net operating loss carry-forward does not expire and the state net operating loss carry-forwards expire in years 2037 through 2042. As of February 3, 2024, the Company has a federal tax credit carry-forward of approximately $135,000 that expires in year 2044 and state tax credit carry-forwards of approximately $72,000 that expire in years 2024 through 2025.

Future utilization of the deferred tax assets is evaluated by the Company, and any valuation allowance is adjusted accordingly. The Company has a full valuation allowance against its deferred tax assets due to uncertainty regarding their realization. Accordingly, the Company has established a valuation allowance of $21.2 million and $14.7 million with respect to deferred tax assets as of February 3, 2024 and January 28, 2023, respectively. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. Any change in the valuation allowance would have the effect of increasing or decreasing the income tax provision based on the nature of the deferred tax asset deemed realizable in the period in which such a determination is made.

The Company and one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2020. With few exceptions, the Company is no longer subject to state and local income tax examinations for years prior to 2018. The Company is not currently engaged in any U.S. federal, state or local income tax examinations.

The Company had no unrecognized tax benefits as of February 3, 2024 and January 28, 2023. The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had no amounts accrued for the payment of interest and penalties associated with unrecognized tax benefits as of February 3, 2024 and January 28, 2023.

Note 4 — Credit Agreements

On March 31, 2023, the Company entered into a Third Amended and Restated Credit Agreement (the "2023 Credit Agreement") with Bank of America, N.A., as administrative agent and collateral agent, and lender. The 2023 Credit Agreement amended the previous Second Amended and Restated Credit Agreement (the "2019 Credit Agreement") from a $75.0 million senior secured revolving credit facility to a $90.0 million senior secured revolving credit facility. The 2023 Credit Agreement contains substantially similar terms and conditions as the 2019 Credit Agreement including a swingline availability of $10.0 million, a $25.0 million incremental accordion feature and extended its maturity date to March 2028. The fee paid to the lenders on the unused portion of the 2023 Credit Agreement is 25 basis points when usage is greater than 50% of the facility amount; otherwise, the fee on the unused portion is 37.5 basis points per annum. Under the 2019 Credit Agreement, the fee on the unused portion was 25 basis points per annum.

On January 25, 2024, the Company entered into a First Amendment to the Third Amended and Restated Credit Agreement that increased the advance rate and allowed the Company to enter into a new Term Loan Credit Agreement. Subsequent to January 25, 2024, advances under the 2023 Credit Agreement accrue interest at an annual rate equal to the Secured Overnight Financing Rate ("SOFR") plus a margin of 275 basis points with no SOFR floor. Upon the demonstration that the Company's fixed charge coverage ratio is greater than 1.0 to 1.0 on a trailing twelve-month basis, the interest rate permanently decreases on the 2023 Credit Agreement to SOFR plus a margin of 225 basis points. Prior to January 25, 2024, advances under the 2023 Credit Agreement accrued interest at an annual rate equal to SOFR plus a margin ranging from 200 to 250 basis points with no SOFR floor. Advances under the 2019 Credit Agreement accrued interest at an annual rate equal to SOFR, or the London Interbank Offered Rate ("LIBOR") through December 16, 2022, plus a margin ranging from 125 to 175 basis points with no SOFR or LIBOR floor.

The Company is subject to a Second Amended and Restated Security Agreement ("Security Agreement") with its lenders. Pursuant to the Security Agreement, the Company pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of the Company's assets to secure the payment and performance of the obligations under the 2023 and 2019 Credit Agreements.

On January 25, 2024, the Company entered into a Term Loan Credit Agreement with Gordon Brothers Group (the "Term Loan Lender"), via an affiliate entity, 1903P Loan Agent, LLC, as administrative agent and lender. The Term Loan Credit Agreement provides for a $12.0 million, "first-in, last-out" delayed-draw asset-based term loan (the "Term Loan"). The indebtedness under the Term Loan is subordinated in most respects to the 2023 Credit Agreement. The Company is required to draw at least $5.0 million ("Tranche A Loan") on or before April 1, 2024. If the Company makes the initial draw of the Tranche A Loan on or before April 1, 2024, thereafter and through January 31, 2028, the Company will be permitted to make additional draws of the Term Loan of up to $7.0 million, in increments of $1.0 million (the "Tranche B Loan"). The Term Loan will mature in March 2028, coterminous with the 2023 Credit Agreement. From closing until the applicable adjustment date, the interest rate of the Term Loan will be one-month term SOFR, plus a margin of 9.50%. Following the applicable adjustment date, the interest rate will increase to one-month term SOFR, plus a margin of 11.50%. The adjustment date shall be on the first anniversary of the closing, unless the parties enter into a lease renegotiation services agreement with an affiliate of the Term Loan Lender within 90 days after closing, in which case the adjustment date will be on the second anniversary of the closing.

Borrowings under the 2023 Credit Agreement and the Term Loan Credit Agreement are subject to certain conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the 2023 Credit Agreement and the Term Loan Credit Agreement may be declared immediately due and payable. The maximum availability under the 2023 Credit Agreement and the Term Loan Credit Agreement is limited by a borrowing base formula, which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves and an excess required availability covenant, which limits the borrowing base formula by the greater of 10% of the combined borrowing base formula or $8.0 million.

As of February 3, 2024, the Company was in compliance with the covenants in the 2023 Credit Agreement and the Term Loan Credit Agreement. As of February 3, 2024 and January 28, 2023, there were $34.0 million and $15.0 million in outstanding borrowings under the 2023 or 2019 Credit Agreement, respectively. There were no borrowings under the Term Loan Credit Agreement and no letters of credit outstanding at either February 3, 2024 or January 28, 2023. As of February 3, 2024, the Company had approximately $18.1 million available for borrowing under the 2023 Credit Agreement and the Term Loan Credit Agreement, after the minimum required excess availability covenant.

Note 5 — Leases

The Company leases retail store facilities, corporate office space, warehouse facilities and certain vehicles and equipment under operating leases with terms generally ranging up to 10 years and expiring at various dates through fiscal 2033. Most of the retail store agreements include an initial term with renewal options and provide for minimum fixed rental payments. The Company does not include lease renewal options in the lease term for calculations of its right-of-use assets and liabilities until it is reasonably certain that the Company plans to renew these leases. A few retail store lease agreements have only variable lease payments based on a percentage of sales, while other store leases contain contingent rentals based on sales performance in excess of specified minimums in addition to minimum fixed rentals.

The majority of the Company's leases have monthly fixed rent with additional costs that are not components of the lease (e.g., real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance) either of which can be variable or fixed. These additional non-lease components are excluded from the calculation of the lease liability and right-of-use asset. The Company's leases do not provide an implicit rate, so the incremental borrowing rate, based on the information available at commencement or modification date, is used in determining the present value of lease payments. The Company has elected not to recognize leases with an original term of one year or less on the consolidated balance sheets.

The Company's classification of lease cost on the Company's consolidated statements of operations is as follows (in thousands):

	53 Week Period Ended (1) February 3, 2024		52 Week Period Ended (1) January 28, 2023		52 Week Period Ended (1) January 29, 2022
Cost of sales (2)					
Operating lease cost	$ 46,066	$	44,960	$	37,241
Short-term lease cost	1,308		2,662		1,144
Variable lease cost	1,226		1,367		2,102
Total lease cost in cost of sales	48,600		48,989		40,487
Other operating expenses					
Operating lease cost	1,651		1,657		1,701
Short-term lease cost	66		67		53
Total lease cost in other operating expenses	1,717		1,724		1,754
Total lease cost	$ 50,317	$	50,713	$	42,241

(1) Total lease cost excludes expense for non-lease components including common area maintenance and excludes costs that are not a component of the lease including real estate taxes, insurance, sales taxes and utilities for the Company's leases.

(2) Cost of sales includes all distribution center lease costs and store occupancy-related lease costs.

As of February 3, 2024, future minimum payments, by year and in the aggregate, under all operating leases with initial terms of one year or more consist of the following (in thousands):

	Operating Leases
2024	$ 45,082
2025	40,685
2026	31,490
2027	22,721
2028	13,605
Thereafter	13,163
Total lease payments	166,746
Less: interest	(26,956)
Present value of lease liabilities	$ 139,790

The Company's lease term and discount rate is as follows:

	February 3, 2024
Weighted-average remaining lease term (years)	4.5
Weighted-average discount rate	8.1%

Cash paid for amounts included in the measurement of lease liabilities is as follows (in thousands):

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Operating cash flows from operating leases	$ 51,515	$ 53,415	$ 53,220

Note 6 — Stock-Based Compensation

Stock-based compensation — Stock-based compensation includes restricted stock unit grants, performance-based restricted stock unit grants, stock option grants and other transactions under the Company's equity plans. Total stock-based compensation expense is included as a component of compensation and benefits on the consolidated statements of operations and was approximately $1.2 million, $2.0 million and $1.7 million for fiscal years 2023, 2022 and 2021, respectively.

On June 4, 2013, the Company adopted the Kirkland's, Inc. Amended and Restated 2002 Equity Incentive Plan (the "2002 Plan"), replacing the plan adopted in July 2002. The 2002 Plan provides for the award of restricted stock, restricted stock units ("RSUs"), performance-based awards, incentive stock options, non-qualified stock options and stock appreciation rights with respect to shares of the Company's common stock to employees, directors, consultants and other individuals who perform services for the Company. The 2002 Plan is authorized to provide awards for up to a maximum of 4,500,000 shares of common stock.

As of February 3, 2024, options to purchase 259,222 shares of common stock were outstanding under the 2002 Plan at exercise prices ranging from $3.53 to $25.52 per share. As of February 3, 2024, there were 397,682 RSUs outstanding under the 2002 Plan with fair value grant prices ranging from $2.82 to $24.68 per share. The number of shares reserved for future stock-based grants under the 2002 Plan was 1,043,553 at February 3, 2024.

Restricted stock units — The Company grants restricted stock units for a fixed number of shares to various employees and directors. The restriction is removed when the shares vest and shares of common stock are given to the employee or director. The RSUs granted to directors become 100% vested on the first anniversary of the grant date. The RSUs granted to employees in fiscal 2021, 2022 and 2023 vest 33% annually on the anniversary of the grant date over three years, except for one grant to the interim CEO in fiscal 2023, which vests 100% on the first anniversary of the grant date and one grant to the CFO in fiscal 2022, which vests 100% on the third anniversary of the grant date. The fair values of the RSUs are equal to the closing price of the Company's common stock on the date of the grant. Compensation expense related to RSUs is recognized ratably over the requisite service period. The Company accounts for forfeiture of RSUs as they occur. As of February 3, 2024, there was approximately $859,000 of unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted average period of 0.8 years.

RSU activity for the fiscal year ended February 3, 2024, was as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-Vested at January 28, 2023	399,987	$ 9.84
Granted	374,440	2.83
Vested	(202,967)	8.49
Forfeited	(173,778)	9.52
Non-Vested at February 3, 2024	397,682	$ 4.07

Other information related to RSU activity during fiscal 2023, 2022 and 2021 is as follows:

	53 Weeks Ended February 3, 2024		52 Weeks Ended January 28, 2023		52 Weeks Ended January 29, 2022
Weighted average grant date fair value of RSUs (per share)	$	2.83	$ 8.35	$	24.23
Total fair value of restricted stock units vested (in thousands)	$	560	$ 8,596	$	2,846

Performance-based restricted stock units — During fiscal 2022 and 2021, the Company granted 42,225 and 51,892 performance-based restricted stock units ("PSUs"), respectively, with a weighted average grant date fair value of $11.17 and $26.72, respectively, per share, that are subject to the achievement of specified performance goals over a specified performance period. The performance metrics for the PSUs are EBITDA compared to budgeted EBITDA and a relative shareholder return modifier. The number of PSUs granted represent the shares that could have been achieved had the target-level of achievement been met for the applicable performance metrics. The actual number of shares issued under the PSU awards was determined by the level of achievement of the performance goals and the total shareholder return modifier. During fiscal 2022 and 2021, the Company did not record compensation expense related to the PSUs, as the performance metric based on EBITDA for fiscal 2022 and 2021 was not achieved and, as such, no shares were issued with respect to these PSUs.

Stock options — The Company allows for the settlement of vested stock options on a net share basis ("net share settled stock options") or on a gross basis with the holder providing cash to cover the option exercise price and the minimum statutory tax withholdings. With net share settled stock options, the employee does not surrender any cash or shares upon exercise. Rather, the Company withholds the number of shares to cover the option exercise price and the minimum statutory tax withholding obligations from the shares that would otherwise be issued upon exercise. The settlement of vested stock options on a net share basis results in fewer shares issued by the Company. Options issued to employees under the 2002 Plan have maximum contractual terms of 10 years. Options granted in fiscal 2022 and 2023 vest 33% annually on the anniversary of the grant date over three years, except for one grant to the interim CEO in fiscal 2023, which vests 100% on the first anniversary of the grant date.

Stock option activity for the fiscal year ended February 3, 2024 was as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	
Balance at January 28, 2023	97,641	$	11.00			
Options granted	237,675		3.53			
Options forfeited	(67,344)		5.36			
Options expired	(8,750)		14.87			
Balance at February 3, 2024	259,222	$	5.49	8.1	$	—
Options Exercisable As of:						
February 3, 2024	51,103	$	13.17	4.1	$	—

The aggregate intrinsic values in the table above represent the total difference between the Company's closing stock price at year-end and the option exercise price, multiplied by the number of in-the-money options at fiscal year-end. As of February 3, 2024, there were no outstanding in-the-money options. The fair value of each option is recorded as compensation expense on a straight-line basis over the applicable vesting period. At February 3, 2024, unrecognized stock compensation expense related to the unvested portion of outstanding stock options was approximately $281,000, which is expected to be recognized over a weighted average period of 1.0 years.

Other information related to option activity during fiscal 2023, 2022 and 2021 is as follows:

	53 Weeks Ended February 3, 2024		52 Weeks Ended January 28, 2023		52 Weeks Ended January 29, 2022	
Weighted average grant date fair value of options granted (per share)	$	2.06	$	3.11	$	—
Total fair value of stock options vested (in thousands)	$	57	$	49	$	84
Intrinsic value of stock options exercised (in thousands)	$	—	$	8	$	945

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly subjective in the determination of compensation expense. The Company granted 237,675 stock options in fiscal 2023 and 40,000 stock options in fiscal 2022. The Company did not grant any stock options in fiscal 2021. The weighted averages for key assumptions used in determining the fair value of options granted in fiscal 2023 and 2022, and a summary of the methodology applied to develop each assumption are as follows:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Expected price volatility	92.4%	91.4%
Risk-free interest rate	3.3%	3.4%
Expected life	6 years	6 years
Dividend yield	0%	0%

Expected price volatility — The expected price volatility is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes using the historical volatility of returns for the six years prior to the grant. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate — The risk-free interest rate is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life — The expected life is the period of time over which the options granted are expected to remain outstanding. The Company uses the "simplified" method found in the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 to estimate the expected life of stock option grants. Options granted have a maximum term of 10 years. An increase in the expected life will increase compensation expense.

Forfeiture rate — The forfeiture rate is the percentage of options granted that were forfeited or canceled before becoming fully vested. The Company accounts for forfeitures of options as they occur. An increase in the forfeiture rate will decrease compensation expense.

Note 7 — Retirement Benefit Plan

401(k) savings plan — The Company maintains a defined contribution 401(k) employee benefit plan, which provides retirement benefits for eligible employees. The Company matches 100% of the employee's elective contributions up to 4% of eligible compensation. The Company's matching contributions were approximately $1.1 million in fiscal 2023, 2022 and 2021. The Company has the option to make additional contributions to the 401(k) employee benefit plan on behalf of covered employees; however, no such contributions were made in fiscal 2023, 2022 or 2021.

Note 8 — Commitments and Contingencies

The Company was named as a defendant in a putative class action filed in May 2018 in the Superior Court of California, Miles v. Kirkland's Stores, Inc. The case has been removed to United States District Court for the Central District of California. The complaint alleges, on behalf of Miles and all other hourly Kirkland's employees in

California, various wage and hour violations and seeks unpaid wages, statutory and civil penalties, monetary damages and injunctive relief. Kirkland's denies the material allegations in the complaint and believes that its employment policies are generally compliant with California law. On March 22, 2022, the District Court denied the plaintiff's motion to certify in its entirety, and on May 26, 2022, the Ninth Circuit granted the plaintiff's petition for permission to appeal. The appeal was argued before the Ninth Circuit on November 13, 2023, and on January 8, 2024, the Court issued its opinion affirming the District Court in part and reversing in part. The Ninth Circuit affirmed the denial of certification as to the subclasses related to the security bag check and reversed as to the rest break claim. The Ninth Circuit did not find that there is liability nor that the rest break claim is certified. The Company continues to believe the case is without merit and intends to vigorously defend itself against the allegations.

The Company was named as a defendant in a putative class action filed in August 2022 in the United States District Court for the Southern District of New York, Sicard v. Kirkland's Stores, Inc. The complaint alleges, on behalf of Sicard and all other hourly store employees based in New York, that Kirkland's violated New York Labor Law Section 191 by failing to pay him and the putative class members their wages within seven calendar days after the end of the week in which those wages were earned, rather paying wages on a bi-weekly basis. Plaintiff claims the putative class is entitled to recover from the Company the amount of their untimely paid wages as liquidated damages, reasonable attorneys' fees and costs. The Company believes the case is without merit and intends to vigorously defend itself against the allegations.

The Company is also party to other pending legal proceedings and claims that arise in the normal course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management is of the opinion that it is unlikely that such proceedings and any claims in excess of insurance coverage will have a material effect on its consolidated financial condition, operating results or cash flows.

Note 9 — Share Repurchase Plans

On December 3, 2020, September 2, 2021 and January 6, 2022, the Company announced that its Board of Directors authorized a share repurchase plan providing for the purchase in the aggregate of up to $20.0 million, $20.0 million and $30.0 million, respectively, of the Company's outstanding common stock. Repurchases of shares are made in accordance with applicable securities laws and may be made from time to time in the open market or by negotiated transactions. The amount and timing of repurchases are based on a variety of factors, including stock price, regulatory limitations and other market and economic factors. The share repurchase plans do not require the Company to repurchase any specific number of shares, and the Company may terminate the share repurchase plans at any time. As of February 3, 2024, the Company had approximately $26.3 million remaining under the January 6, 2022 share repurchase plan.

The table below sets forth selected share repurchase plan information (in thousands, except share amounts) for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Shares repurchased and retired	—	479,966	1,809,321
Share repurchase cost	$ —	$ 6,253	$ 37,287

Note 10 — Impairment

The table below sets forth impairment information (in thousands, except store counts) for the periods indicated:

	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023	52 Weeks Ended January 29, 2022
Impairment of leasehold improvements, fixtures and equipment at stores	$ 648	$ 1,776	$ 754
Impairment of software projects	676	215	—
Impairment of software as a service implementation costs	324	—	—
Impairment of e-commerce distribution center fixtures	95	80	—
Impairment of other long-lived assets	124	—	—
Total impairment	$ 1,867	$ 2,071	$ 754
Number of stores with leasehold improvements, fixtures and equipment impairment	7	15	4

Note 11 — New Accounting Pronouncements

New Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures." The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact of adoption on its financial disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740) - Improvements to Income Tax Disclosures." The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of adoption on its financial disclosures.

Note 12 — Subsequent Events

Subsequent to February 3, 2024, the Company borrowed a net additional $6.0 million under the 2023 Credit Agreement and $5.0 million under the Term Loan Credit Agreement.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of February 3, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of February 3, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of February 3, 2024 based on the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of February 3, 2024.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement during the quarter ended February 3, 2024.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance*

Information concerning directors, appearing under the caption "Board of Directors and Executive Officers" in our Proxy Statement (the "Proxy Statement") to be filed with the SEC in connection with our Annual Meeting of Shareholders scheduled to be held on June 26, 2024; information concerning executive officers, appearing under the caption "Item 1. Business — Information about our Executive Officers" in Part I of this Form 10-K; information concerning our nominating and audit committees, appearing under the caption "Information About the Board of Directors and Corporate Governance" in our Proxy Statement; and information under the caption "Other Matters — Delinquent Section 16(a) Reports" in the Proxy Statement are incorporated herein by reference in response to this Item 10.

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which has been posted on the "Investor Relations" section of our website at https://ir.kirklands.com/profiles/investor/Governance.asp. We intend to satisfy the amendment and waiver disclosure requirements under applicable securities regulations by posting any amendments of, or waivers to, the Code of Business Conduct and Ethics on our website.

Item 11. *Executive Compensation*

The information contained in the sections titled "Executive Compensation" and "Information About the Board of Directors and Corporate Governance — Board of Directors Compensation" in the Proxy Statement is incorporated herein by reference in response to this Item 11.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information contained in the following section of the Proxy Statement is incorporated herein by reference in response to this Item 12: the section titled "Security Ownership of Kirkland's — Security Ownership of Certain Beneficial Owners and Management", with respect to security ownership of certain beneficial owners and management.

The following table provides information regarding the number of securities already issued and those remaining available for issuance under our equity compensation plans as of February 3, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Equity Incentive Plan [1]	656,904	$ 5.49	1,043,553
Equity compensation plans not approved by security holders	—	—	—
Total	656,904	$ 5.49	1,043,553

(1) The 656,904 securities to be issued includes 259,222 outstanding stock options and 397,682 unvested restricted stock units under the 2002 Equity Incentive Plan. The weighted average exercise price excludes restricted stock units, which have a weighted average exercise price of zero.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information contained in the section titled "Related Party Transactions" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

The information contained in the section titled "Information About the Board of Directors and Corporate Governance — Board Independence" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

Item 14. *Principal Accounting Fees and Services*

The information contained in the section titled "Other Matters — Audit and Non-Audit Fees" in the Proxy Statement is incorporated herein by reference in response to this Item 14.

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Financial Statements*

The financial statements set forth below are filed on the indicated pages as part of this annual report on Form 10-K.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42)	38
Consolidated Balance Sheets as of February 3, 2024 and January 28, 2023	40
Consolidated Statements of Operations for the 53 Weeks Ended February 3, 2024 and the 52 Weeks Ended January 28, 2023 and January 29, 2022	41
Consolidated Statements of Shareholders' Equity for the 53 Weeks Ended February 3, 2024 and the 52 Weeks Ended January 28, 2023 and January 29, 2022	42
Consolidated Statements of Cash Flows for the 53 Weeks Ended February 3, 2024 and the 52 Weeks Ended January 28, 2023 and January 29, 2022	43
Notes to Consolidated Financial Statements	44

(b) *Exhibits*

The following is a list of exhibits filed as part of this annual report on Form 10-K. For exhibits incorporated by reference, the location of the exhibit in the Company's previous filing is indicated in parentheses.

Exhibit Number	Description
3.1*	—Amended and Restated Charter of Kirkland's, Inc. (Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended August 1, 2015 filed on September 10, 2015)
3.2*	—Amended and Restated Bylaws of Kirkland's, Inc. (Exhibit 3.2 to our Current Report on Form 8-K filed on March 31, 2006)
4.1*	—Form of Specimen Stock Certificate (Exhibit 4.1 to Amendment No. 1 to our registration statement on Form S-1 filed on June 5, 2002, Registration No. 333-86746)
4.2*	—Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.2 to the Company's Current Report on Form 10-K for the year ended January 29, 2022 filed on March 25, 2022)
10.1+*	—Form of Non-Qualified Stock Option Award Agreement for Director Grants (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended October 30, 2004 filed on December 14, 2004)
10.2*	—First Amendment to Kirkland's, Inc. 2002 Equity Incentive Plan effective March 17, 2006 (Exhibit 99.2 to our Current Report on Form 8-K filed on March 22, 2006)
10.3+*	—Form of Restricted Stock Unit Agreement (Exhibit 10.3 to our Current Report on Form 8-K filed on September 24, 2018)
10.4*	—Logistics Services Agreement dated March 23, 2019, by and between Kirkland's, Inc. and National Distribution Centers, LLC (Exhibit 10.20 to the Company's Current Report on Form 10-K for the year ended February 2, 2019 filed on March 29, 2019)
10.5*	—Second Amended and Restated Security Agreement dated as of December 6, 2019, by and among Kirkland's Inc., the other borrowers and guarantors party hereto from time to time and Bank of America, N.A., as Agent (Exhibit 10.2 to our Current Report on Form 8-K filed on December 11, 2019)
10.6+*	—Employment Agreement, effective August 8, 2022, by and between W. Michael Madden and Kirkland's Inc. (Exhibit 10.1 to our Current Report on Form 8-K filed on August 9, 2022)

Exhibit Number	Description
10.7+*	—Form of Employment Agreement dated April 3, 2023 between Ann Joyce and Kirkland's, Inc. (Exhibit 10.5 to our Current Report on Form 8-K filed on April 4, 2023)
10.8+*	—Form of Employment Agreement dated January 19, 2024 between Amy E. Sullivan and Kirkland's Inc. (Exhibit 10.1 to our Current Report on Form 8-K filed on January 19, 2024)
10.9*	—Term Loan Credit Agreement dated as of January 25, 2024, by and among Kirkland's, Inc., the borrowers and guarantors named therein, 1903P Loan Agent, LLC, as administrative agent, and the lenders named therein (Exhibit 10.1 to our Current Report on Form 8-K filed on January 26, 2024)
10.10*	—Third Amended and Restated Credit Agreement, as amended by the First Amendment, dated as of January 25, 2024, by and among Kirkland's, Inc., the borrowers and guarantors named therein, Bank of America, N.A., as administrative agent, and the lenders named therein (Exhibit 10.2 to our Current Report on Form 8-K filed on January 26, 2024)
21.1	—Subsidiaries of Kirkland's, Inc.
23.1	—Consent of Ernst & Young LLP
31.1	—Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1**	—Kirkland's Inc. Nasdaq Executive Compensation Recoupment Policy
101.INS	—Inline XBRL Instance Document
101.SCH	—Inline XBRL Taxonomy Extension Schema Document
101.CAL	—Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—The cover page for the Company's Annual Report on Form 10-K for the year ended February 3, 2024, has been formatted in Inline XBRL and contained in Exhibit 101

---

* Incorporated by reference.

** Filed herewith.

+ Management contract of compensatory plan or arrangement.

(c) *Financial Statement Schedules*

Financial statement schedules are not included because they are inapplicable or not required, or because the required information is included in the consolidated financial statements or notes thereto, included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND'S, INC.

By: /s/ Amy E. Sullivan
    Amy E. Sullivan
    President, Chief Executive Officer and Director

Date: March 29, 2024

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amy E. Sullivan Amy E. Sullivan	President, Chief Executive Officer and Director (Principal Executive Officer)	03/29/2024
/s/ W. Michael Madden W. Michael Madden	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	03/29/2024
/s/ Steven J. Collins Steven J. Collins	Director	03/29/2024
/s/ Ann. E. Joyce Ann E. Joyce	Director	03/29/2024
/s/ Susan S. Lanigan Susan S. Lanigan	Director	03/29/2024
/s/ R. Wilson Orr, III R. Wilson Orr, III	Director	03/29/2024
/s/ Charlie Pleas, III Charlie Pleas, III	Director	03/29/2024
/s/ Chris L. Shimojima Chris L. Shimojima	Director	03/29/2024
/s/ Jill A. Soltau Jill A. Soltau	Director	03/29/2024



Officers

Amy E. Sullivan	President and Chief Executive Officer
W. Michael Madden	Executive Vice President and Chief Financial Officer
Melody R. Jubert	Senior Vice President, Operations
Carter R. Todd	Senior Vice President, General Counsel and Corporate Secretary
Nikki S. Jenkins	Senior Vice President, Merchandising
Seth W. Kaltrider	Vice President, Supply Chain

Board of Directors

R. Wilson Orr, III	Chair of the Board of Directors, Kirkland's Inc. Senior Advisory Partner, SSM Partners
Steven J. Collins	Managing Director, Exeter Capital
Ann E. Joyce	Former Chief Operations Officer and Chief Information Officer, Chico's FAS, Inc.
Susan S. Lanigan	Former Executive Vice President and General Counsel, Dollar General Corporation
Charlie Pleas, III	Former Senior Vice President, Finance & Accounting, AutoZone, Inc.
Chris L. Shimojima	Founder and President, C5 Advisory
Jill A. Soltau	Former Chief Executive Officer, J. C. Penney Company
Amy E. Sullivan	President and Chief Executive Officer, Kirkland's, Inc.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions
51 Mercedes Way
Edgewood, NY 11717
(800) 733-1121
www.broadridge.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. Central Daylight Time on June 26, 2024, at the Company's corporate headquarters.

Corporate Headquarters

Kirkland's Inc.
5310 Maryland Way
Brentwood, Tennessee 37027
(615) 872-4800
www.kirklands.com

Stock Exchange Listing

Nasdaq Global Market
Ticker Symbol: KIRK

Independent Auditors

Ernst & Young LLP
Nashville, Tennessee

Annual Report on Form 10-K

A copy of the Company's fiscal 2023 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by contacting the Investor Relations Department at the Company's corporate headquarters.

Shareholders of Record

On March 18, 2024, there were 31 holders of record and 13,236 beneficial owners of the Company's common stock.

Kirkland's Home

5310 Maryland Way | Brentwood, TN 37027 | (615) 872-4800 | www.kirklands.com